Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165485

PROSPECTUS

OTELCO INC.

Offer to Exchange

Up to 544,671 Income Deposit Securities (IDSs) representing 544,671 shares of Class A
Common Stock and $4,085,032.50 13% Senior Subordinated Notes due 2019 for up to 544,671
 shares of Class B Common Stock

We are offering to exchange up to 544,671 IDSs representing an aggregate of 544,671 shares of our Class A common stock and $4,085,032.50 aggregate principal amount of our 13% senior subordinated notes due 2019 for up to 544,671 shares of our issued and outstanding Class B common stock. We are offering to exchange the IDSs for the shares of Class B common stock in order to satisfy our obligations contained in the investor rights agreement that we entered into with the holders of our Class B common stock. We will not receive any proceeds from the exchange offer.

Each IDS initially represents:

●	one share of our Class A common stock; and

●	a 13% senior subordinated note due 2019 with a $7.50 principal amount.

Our IDSs are listed on the NASDAQ Global Market under the symbol “OTT.” On May 7, 2010, the last reported sale price for our IDSs as reported on the NASDAQ Global Market was $15.60 per IDS. Our Class B common stock is not publicly traded.

Holders of IDSs may separate the IDSs into the shares of our Class A common stock and the senior subordinated notes represented thereby at any time. Similarly, any holder of shares of our Class A common stock and our senior subordinated notes may, at any time, combine the applicable number of shares of our Class A common stock and principal amount of our senior subordinated notes to form IDSs.

We will be permitted to defer interest payments on our senior subordinated notes subject to certain limitations. Our obligations under the senior subordinated notes will be fully and unconditionally guaranteed by certain of our direct and indirect wholly owned subsidiaries.

Upon a subsequent issuance by us of IDSs or senior subordinated notes of the same series (not in the form of IDSs), a portion of your senior subordinated notes may be automatically exchanged for an identical principal amount of the senior subordinated notes issued in such subsequent issuance, and in that event your IDSs will be replaced with new IDSs. We have determined, after consultation with our tax advisors, that the exchange offer will not result in an automatic exchange.

        You may withdraw your tender of shares of Class B common stock at any time before the expiration of the exchange offer. We will exchange all of the issued and outstanding shares of Class B common stock that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal number of IDSs.

The exchange offer expires at 5:00 p.m., New York City time, on June 8, 2010, unless we decide to extend the exchange offer.

See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider in connection with the exchange offer and the ownership of the IDSs and the senior subordinated notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2010

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any state where the offer is not permitted.

References in this prospectus to “Otelco,” “the Company,” “our Company,” “we,” “us” and “our” refer to Otelco Inc. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file reports, proxy statements, information statements and other information with the SEC. Reports, proxy statements, information statements and other information filed by us with the SEC pursuant to the requirements of the Exchange Act may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 (or 1-800-732-0330). The SEC maintains a web site that contains reports, proxy statements, information statements and other information regarding us. The SEC’s web site address is http://www.sec.gov. You can also inspect these materials at the offices of The NASDAQ Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. In addition, this prospectus, and all documents incorporated by reference herein, are available, free of charge, on our website at http://www.otelcoinc.com.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, or the Securities Act, to register with the SEC the IDSs to be issued in exchange for the shares of Class B common stock, including the underlying shares of Class A common stock and senior subordinated notes. This prospectus is part of that registration statement. In this prospectus, we refer to that registration statement, together with all amendments, exhibits and schedules thereto, as the “registration statement.”

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We incorporate by reference the documents listed below and any of our future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date on which we have consummated the exchange offer; provided, however, that we are not incorporating any information that we furnish to rather than file with the SEC in any Current Report on Form 8-K. The incorporated documents are considered part of this prospectus. The information that we file later with the SEC will automatically supersede the information contained in this prospectus.

We incorporate by reference the information contained in the following documents and reports:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 8, 2010;

●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, filed with the SEC on May 7, 2010;

●	Current Report on Form 8-K, filed with the SEC on February 18, 2010, as amended by a Current Report on Form 8-K/A, filed with the SEC on March 1, 2010; and

●
The description of IDSs, and the shares of Class A common stock and senior subordinated notes due 2019 represented thereby and the related subsidiary guarantees of the senior subordinated notes due 2019, contained in our registration statement on Form 8-A, filed with the SEC on November 22, 2004, including the amendment to our registration statement on Form 8-A, filed with the SEC on June 27, 2008, and also including any other amendment or report filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the reports and documents that have been incorporated by reference in this prospectus, other than exhibits to such reports or documents (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Any such request may be made by writing, calling or e-mailing us at the following address:

Otelco Inc.
505 Third Avenue East
Oneonta, Alabama 35121
Attention: Chief Financial Officer
Telephone: (205) 625-3574
E-mail: curtis@otelcotel.com

To obtain timely delivery of such documents and reports, security holders must request such documents and reports no later than June 1, 2010, five business days before the expiration date of the exchange offer, or, if we decide to extend the expiration date of the exchange offer, five days before such extended expiration date.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things, those discussed under the caption “Risk Factors” in this prospectus and in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and we cannot predict these events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements included or incorporated by reference in this prospectus after the date of this prospectus.

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SUMMARY

          This summary provides an overview of our business and the key features of the exchange offer. This summary is not complete and does not contain all of the information you should consider before making an investment decision. You should carefully read all of the information contained or incorporated by reference in this prospectus, including the “Risk Factors” section herein and in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein, and the consolidated financial statements and related notes incorporated by reference herein, before making a decision about whether to participate in the exchange offer.

Our Company

          We were formed in Delaware in 1998 for the purpose of operating and acquiring rural local exchange carriers, or RLECs. Since 1999, we have acquired ten RLEC businesses, four of which serve contiguous territories in north central Alabama; three of which serve territories adjacent to either Portland or Bangor, Maine; one of which serves a portion of central Missouri; one of which serves southern West Virginia; and one of which serves western Massachusetts. In addition, we acquired two facilities based competitive local exchange carriers, or CLECs, which provide services through most of the state of Maine.

          Local services enable customers to originate and receive telephone calls. Our services include local telephone, network access, long distance, Internet access, cable television, network transport services and other telephone-related services. Our core businesses are local and long distance services and the provision of network access to other wireline, long distance and wireless carriers for calls originated or terminated on our network. In Maine and New Hampshire, our facilities based CLEC serves primarily business customers, utilizing our 296 mile fiber backbone network. As of March 31, 2010, we operated 100,522 access line equivalents, which we define as voice access lines and data access lines.

Our Corporate Information

          Our principal executive offices are located at 505 Third Avenue East, Oneonta, Alabama 35121, and our telephone number at that address is (205) 625-3574. Our web site is located at http://www.otelcoinc.com. Our web site and the information contained on our web site are not part of this prospectus.

Summary of the Exchange Offer

          We are offering to exchange up to 544,671 IDSs representing an aggregate of 544,671 shares of our Class A common stock and $4,085,032.50 aggregate principal amount of our 13% senior subordinated notes due 2019 for up to 544,671 shares of our issued and outstanding Class B common stock. The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

The exchange offer
We are offering to exchange up to 544,671 IDSs representing an aggregate of 544,671 shares of our Class A common stock and $4,085,032.50 aggregate principal amount of our 13% senior subordinated notes due 2019 for up to 544,671 shares of our issued and outstanding Class B common stock. We are making this exchange offer to satisfy our obligations contained in the investor rights agreement that we entered into with the holders of our Class B common stock.

To exchange your shares of Class B common stock, you must properly tender them in the exchange offer and we must accept your tender. All shares of Class B common stock that you validly tender and do not subsequently validly withdraw will be exchanged in the exchange offer.

We will issue the IDSs promptly after the expiration of the exchange offer.

Investor rights agreement

We have entered into an investor rights agreement with the holders of our Class B common stock, pursuant to which we provided each holder of our Class B common stock with the right to require us, subject to the conditions set forth therein, to exchange such holder’s shares of our Class B common stock for IDSs at such a time when the conditions described therein are met. The exchange offer is intended to satisfy these rights. Following the completion of the exchange offer, holders of our Class B common stock will not have any further registration rights with respect to their shares of our Class B common stock or rights to exchange their shares of our Class B common stock for IDSs.

Expiration date
The exchange offer will expire at 5:00 p.m., New York City time, on June 8, 2010, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

Conditions to the exchange offer

The exchange offer is conditioned upon customary closing conditions which we may, but are not required, to waive. See “The Exchange Offer—Conditions to the exchange offer.” We reserve the right, in our sole discretion, to waive any and all conditions to the exchange offer on or prior to the expiration date of the exchange offer.

Procedures for tendering shares of our Class B common stock

To participate in the exchange offer, you must tender your shares of Class B common stock by sending the certificates for your shares, a properly completed and duly executed letter of instruction with the required signature guarantee, funds representing the interest, if any, that has accrued on the senior subordinated notes being issued in the exchange offer prior to the date of issuance of such senior subordinated notes and all other documents required by the letter of instruction to Wells Fargo Bank, National Association, as exchange agent, at the address set forth in this prospectus. Such share certificates, letters of instruction, funds and other documents must be received by the exchange agent prior to the expiration date of the exchange offer. See “The Exchange Offer—Procedures for tendering shares of our Class B common stock.”

Withdrawal; non-acceptance

You may withdraw any shares of Class B common stock tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer by sending our exchange agent written notice of withdrawal. Any shares of our Class B common stock tendered on or prior to the expiration date of the exchange offer that are not validly withdrawn on or prior to the expiration date of the exchange offer may not be withdrawn. If we decide for any reason not to accept any shares of Class B common stock tendered for exchange or to withdraw the exchange offer, such shares of Class B common stock will be returned to the registered holder, unless otherwise provided in the letter of instruction, at our expense promptly after the expiration or termination of the exchange offer. For further information regarding the withdrawal of tendered shares of Class B common stock, please see “The Exchange Offer—Withdrawal of tenders.”

Resale of IDSs
The IDSs you receive in the exchange offer will be freely tradable without restriction or further registration under the Securities Act, unless they are held by an “affiliate” as that term is defined in Rule 405 under the Securities Act. See “The Exchange Offer—Resale of IDSs” for more information regarding resales.

Consequences of not exchanging your shares of Class B common stock

If you do not exchange your shares of Class B common stock in this exchange offer, you will retain your shares of Class B common stock, which are not registered under the Securities Act and which will continue to be subject to the restrictions on transfer that are described in the legend on the shares of Class B common stock. You will not have any further registration rights with respect to your shares of Class B common stock or rights to exchange your shares of Class B common stock for IDSs. You will not be able to resell, offer to resell or otherwise transfer your shares of Class B common stock unless we have registered the shares of Class B common stock under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register any shares of Class B common stock under the Securities Act. In addition, if you do not exchange your shares of Class B common stock in the exchange offer, your shares of Class B common stock will continue to be bound by the terms of the investor rights agreement. See “The Exchange Offer—Consequences of not exchanging your shares of Class B common stock.”

Exchange agent
We have appointed Wells Fargo Bank, National Association as our exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent under “The Exchange Offer—Exchange agent.”

Use of proceeds	We are making this exchange offer solely to satisfy our obligations under the investor rights agreement, and will not receive any proceeds from the issuance of IDSs.

United States federal income tax considerations

Although the matter is not free from doubt, the exchange of Class B common stock for IDSs in the exchange offer should be treated as a tax-free exchange of Class B common stock for Class A common stock and a taxable distribution of senior subordinated notes. Please see “Material United States Federal Income Tax Considerations” for more information.

Fees and expenses	We will pay all of our expenses incident to the exchange offer.

Additional documentation; further information; assistance	Any questions or requests for assistance or additional documentation regarding the exchange offer may be directed to the exchange agent.

Summary of the Common Stock

Issuer	Otelco Inc.

Shares of Class A common stock represented by IDSs being offered in the exchange offer	544,671 shares

Shares of Class A common stock to be outstanding following completion of the exchange offer	13,221,404 shares (assuming that all 544,671 shares of Class B common stock are properly tendered, not withdrawn and accepted for tender)

Common stock
We have 20,000,000 shares of authorized Class A common stock, par value $0.01 per share, and 800,000 shares of authorized Class B common stock, par value $0.01 per share. Class A common stock and Class B common stock are identical in all respects, except that only Class A common stock is eligible to be included in IDSs and entitled to receive dividends and other distributions. Our by-laws provide that we may only issue additional shares of Class A common stock as part of IDSs. Unless the context otherwise requires, references to our “common stock” throughout this prospectus refer to our Class A common stock and Class B common stock.

Voting rights	Each outstanding share of our common stock carries one vote per share and all classes of common stock vote as a single class on all matters presented to the stockholders for a vote.

Dividends
You will receive quarterly dividends on the shares of our Class A common stock if and to the extent dividends are declared by our board of directors and permitted by applicable law, our certificate of incorporation and the terms of our then outstanding indebtedness. Specifically, the indenture governing our senior subordinated notes and our credit facility both restrict our ability to declare and pay dividends on our common stock. Our dividend policy contemplates that, subject to applicable law and the terms of our then existing indebtedness, annual dividends will be approximately $0.705 per share of our Class A common stock. Since our initial public offering in December 2004, we have paid dividends on our Class A common stock on or about March 30, June 30, September 30 and December 30 of each year at a rate of $0.705 per share per annum. However, our board of directors may, in its discretion, modify or repeal this dividend policy at any time. We cannot assure you that we will pay dividends at this level in the future or at all.

Our certificate of incorporation prevents the payment of any dividends, whether in cash or in property, on shares of our Class B common stock.

Dividend payment dates	If declared, dividends on our Class A common stock will be paid quarterly on March 30, June 30, September 30 and December 30 of each year.

Listing
Our Class A common stock is currently listed on the Toronto Stock Exchange under the trading symbol “OTT”; however there is currently no active trading market for our Class A common stock and no Class A common stock will be tradable on the Toronto Stock Exchange until the applicable requirements for separate trading are satisfied, including that a sufficient number of Class A common stock are held separately, not represented by IDSs, by a sufficient number of holders. In addition, we will use our commercially reasonable efforts to list our Class A common stock for separate trading on the NASDAQ Global Market if a sufficient number of shares of our Class A common stock are held separately to meet the minimum requirements for separate trading on the NASDAQ Global Market for at least 30 consecutive trading days. Within 30 days after the maturity or redemption of the senior subordinated notes, we will use our commercially reasonable efforts to list or quote the outstanding shares of our Class A common stock on the securities exchange(s) or automated securities quotation system(s), if any, on which the IDSs then are listed or quoted, in addition to any other securities exchange on which the Class A common stock is then listed. The shares of Class A common stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, unless they are held by an “affiliate” as that term is defined in Rule 405 under the Securities Act.

Summary of the Senior Subordinated Notes

Issuer	Otelco Inc.

Senior subordinated notes represented by IDSs being offered in the exchange offer

$4,085,032.50 aggregate principal amount of 13% senior subordinated notes. The notes offered hereby are in addition to the $103.6 million aggregate principal amount of notes outstanding based on previous issuances in December 2004 and July 2007. The notes offered hereby are being offered as additional notes under the same indenture as the previously issued notes and will be treated under that indenture as a single series of notes with the outstanding notes.

Senior subordinated notes to be outstanding following completion of the exchange offer

$107,660,530.50 aggregate principal amount of 13% senior subordinated notes (assuming that all 544,671 shares of Class B common stock are properly tendered, not withdrawn and accepted for tender), of which $99,160,530.50 will be represented by IDSs.

Interest rate	13% per year.

Interest payment dates
Interest on the notes will accrue from March 30, 2010, which is the most recent date to which interest has been paid on the previously issued notes, and will be paid quarterly in arrears on March 30, June 30, September 30 and December 30 of each year to holders of record on the preceding March 15, June 15, September 15 and December 15, respectively. In connection with your tender of Class B common stock, you will be required to pay to us the amount of interest that has accrued on the senior subordinated notes from March 30, 2010 to the issue date of the senior subordinated notes, if any.

Interest deferral
We may, subject to certain restrictions, defer interest payments on our senior subordinated notes on four occasions for not more than an aggregate of two quarters on each occasion.

During any interest deferral period and so long as any deferred interest or interest on deferred interest remains outstanding, we will not be permitted to make any payment of dividends on the Class A common stock. Our credit facility requires that we defer interest on our senior subordinated notes if we fail to meet certain financial tests and other specified conditions so long as we are permitted to defer interest payments under the indenture.

In the event that interest payments on the senior subordinated notes are deferred, you would be required to continue to include the yield on the senior subordinated notes in your income for United States federal income tax purposes as it accrues, even if you do not receive any cash interest payments.

See “Material United States Federal Income Tax Considerations—IDSs—Senior subordinated notes—Stated Interest; Deferral of Interest.”

Maturity date	The senior subordinated notes will mature on December 30, 2019.

Optional redemption
We may, at our option, redeem the senior subordinated notes on the terms set forth in the indenture governing the senior subordinated notes. If the senior subordinated notes are redeemed in whole or in part, the senior subordinated notes and Class A common stock represented by each IDS will be automatically separated and may not be subsequently recombined to form IDSs.

Change of control
Upon the occurrence of a change of control, each holder of senior subordinated notes will have the right to require us to repurchase that holder’s senior subordinated notes at a price equal to 101% of the principal amount of the senior subordinated notes being repurchased, plus any accrued but unpaid interest to but not including the repurchase date. If senior subordinated notes are held in the form of IDSs, in order to exercise that right, a holder must separate its IDSs into the shares of Class A common stock and senior subordinated notes represented thereby and hold the senior subordinated notes separately.

Guarantees of senior subordinated notes

The senior subordinated notes will be jointly and severally, fully and unconditionally guaranteed by all our subsidiaries, other than Mid-Missouri Telephone Company, Mid-Maine Telecom, Inc. and War Acquisition Corp., on the expiration date of the exchange offer on a senior subordinated basis on the terms set forth in the indenture. All guarantors of the senior subordinated notes are guarantors of our credit facility.

Our subsidiaries that are not guarantors accounted for approximately $2.8 million or 10.8% of our total revenues for the three months ended March 31, 2010 and approximately $11.0 million or 10.6% of our total revenues for the year ended December 31, 2009.

Subsequent issuances may affect tax treatment

The indenture governing the senior subordinated notes provides that in the event there is a subsequent issuance of senior subordinated notes (whether or not in the form of IDSs) having terms that are otherwise identical to the senior subordinated notes (except for the issuance date) and the subsequently issued senior subordinated notes are sold with original issue discount, or OID, for United States federal income tax purposes, each holder of IDSs or separately held senior subordinated notes (including IDSs or senior subordinated notes acquired in exchange for Class B common stock), as the case may be, agrees that a portion of such holder’s senior subordinated notes, whether held as part of IDSs or separately, will be exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes, and our records of any record holders of senior subordinated notes will be revised to reflect such exchanges. Consequently, following each such subsequent issuance and exchange, each holder of IDSs or separately held senior subordinated notes, as the case may be, will own senior subordinated notes of each separate issuance in the same proportion as each other holder. However, the aggregate principal amount of senior subordinated notes owned by each holder will not change as a result of such subsequent issuance and exchange. Any subsequent issuance of senior subordinated notes by us may affect the tax treatment of the IDSs and senior subordinated notes. See “Material United States Federal Income Tax Considerations—IDSs—Senior subordinated notes—Additional Issuances.” We have determined, after consultation with our tax and financial advisors, that this offering will not result in an automatic exchange.

Ranking of senior subordinated notes and guarantees

We are a holding company that derives our operating income and cash flow from our subsidiaries. The senior subordinated notes will be our and any guarantor’s unsecured senior subordinated indebtedness, and will be subordinated in right of payment to all our and any guarantor’s existing and future senior indebtedness, including our borrowings and all guarantees of the subsidiary guarantors under the credit facility. The senior subordinated notes and guarantees will rank equally in right of payment with all our and any guarantor’s existing and future senior subordinated indebtedness and trade payables except that the contractual subordination provided in the indenture governing the senior subordinated notes may have the effect of causing the holders of the senior subordinated notes to receive less, ratably, than other creditors that are not subject to contractual subordination, and except for statutory priorities provided under the United States federal bankruptcy code or other applicable bankruptcy, insolvency and other laws dealing with creditors rights generally. The senior subordinated notes will be effectively subordinated to any of our and any guarantor’s secured indebtedness to the extent of the value of the assets securing the indebtedness. The senior subordinated notes will also be effectively subordinated to all existing and future indebtedness of our subsidiaries that do not guarantee the senior subordinated notes.

The indenture governing the senior subordinated notes permits us and our subsidiary guarantors to incur additional indebtedness, including senior indebtedness, subject to specified limitations. As of March 31, 2010, after giving effect to the exchange offer (assuming that all 544,671 shares of Class B common stock are properly tendered, not withdrawn and accepted for tender):

	●	we and the subsidiary guarantors had $168.5 million aggregate principal amount of senior secured indebtedness outstanding under the credit facility, and

	●	we and the subsidiary guarantors would have had $107.7 million aggregate principal amount of senior subordinated indebtedness outstanding under the indenture governing the senior subordinated notes.

Restrictive covenants	The indenture governing the senior subordinated notes contains covenants with respect to us and our restricted subsidiaries that restrict:

	●	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

	●	the payment of dividends on, and redemption of, capital stock;

	●	a number of other restricted payments, including investments;

	●	specified sales of assets;

	●	specified transactions with affiliates;

	●	the creation of a number of liens; and

	●	consolidations, mergers and transfers of all or substantially all of our assets.

The indenture also prohibits certain restrictions on distributions from our restricted subsidiaries. All the limitations and prohibitions described above are subject to a number of other important qualifications and exceptions.

Listing	We do not anticipate that our senior subordinated notes will be separately listed on any exchange.

Risk Factors

    You should carefully consider the information under the heading “Risk Factors” beginning on page 11 and in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009 and all other information included or incorporated by reference in this prospectus before deciding to participate in the exchange offer.

RISK FACTORS

Before participating in the exchange offer, you should carefully consider the various risks of an investment in our IDSs (including the shares of our Class A common stock and our senior subordinated notes represented by our IDSs), including those described below and those described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, or any updates in our Quarterly Reports on Form 10-Q, incorporated by reference into this prospectus, together with all of the other information included in, or incorporated by reference into, this prospectus. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our IDSs could decline and you could lose all or part of your investment.

Risks Relating to the Exchange Offer

The exchange of Class B common stock for IDSs will have federal income tax consequences to you.

Although there is no direct authority and accordingly the matter is not free from doubt, the exchange of Class B common stock for IDSs should be treated as a tax-free exchange of Class B common stock for Class A common stock and a taxable distribution of the senior subordinated notes underlying the IDSs.  Accordingly, you will not recognize gain or loss on the exchange of your shares of Class B common stock for Class A common stock and your tax basis and holding period in the Class A common stock received will be the same as your tax basis and holding period in the Class B common stock surrendered.  Although the matter is not entirely clear, it is likely that the receipt of the senior subordinated notes will be taxable to you under the United States federal income tax rules applicable to dividend distributions. Accordingly, the fair market value of the senior subordinated notes would be taxed as a dividend to the extent of our current and accumulated earnings and profits determined for federal income tax purposes, and any excess would be treated first as a non-taxable return of capital that reduces your adjusted tax basis in your shares of Class A common stock and thereafter as capital gain.  You would not be permitted to recognize any loss in connection with the exchange or the receipt of the senior subordinated notes.  While we do not anticipate that we will have current or accumulated earnings and profits in 2010, for United States federal income tax purposes earnings and profits are determined at the end of our taxable year.  Consequently, it is possible that some or all of the fair market value of your senior subordinated notes could be treated as a dividend to you.

However, because of the lack of direct authority, it is possible that the exchange of Class B common stock for IDSs should be properly treated in a manner different from that described in the preceding paragraph, which would result in recognition of a different amount of taxable gain (but no recognition of loss) or in no recognition of gain or loss, and a different tax basis in the Class A common stock or the senior subordinated note.  For a discussion of the tax consequences of the exchange, see “Material United States Federal Income Tax Considerations.”

Risks Relating to the IDSs and the Shares of Class A Common Stock and Senior Subordinated Notes Represented by the IDSs

Under certain circumstances set forth in the indenture governing our senior subordinated notes, we may defer the payment of interest to you for a significant period of time.

We may, under certain circumstances set forth in the indenture governing our senior subordinated notes, defer interest payments on our senior subordinated notes on four occasions for not more than an aggregate of two quarters on each occasion.

Deferred interest will bear interest at the same rate as our senior subordinated notes, and we are not obligated to pay all of the deferred interest until December 30, 2019, so you may be owed a substantial amount of deferred interest that will not be due and payable until such date.

Our dividend policy may negatively impact our ability to maintain or expand our network infrastructure and finance capital expenditures or operations.

Our board of directors has adopted a dividend policy pursuant to which substantially all of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, and capital expenditures sufficient to maintain our network infrastructure, is, in general, distributed as regular quarterly cash dividends to the holders of our Class A common stock and not retained by us. As a result, we may not have a sufficient amount of cash to fund our operations in the event of a significant business downturn, finance growth of our network or unanticipated capital expenditure needs. We may have to forego growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing or if we do not modify our dividend policy. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer or our board of directors may change our dividend policy.

You may not receive the level of dividends provided for in our dividend policy or any dividends at all.

Our board of directors may, in its discretion, amend or repeal our dividend policy. Our board of directors may decrease the level of dividends provided for in our dividend policy or entirely discontinue the payment of dividends at any time. Future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant. The indenture governing our senior subordinated notes and our credit facility contain significant restrictions on our ability to make dividend payments, including, if we defer interest on our senior subordinated notes under the indenture, restrictions on the payment of dividends until we have paid all deferred interest.

There can be no assurance that we will have sufficient cash in the future to pay dividends on our capital stock in the intended amounts or at all. If we do not generate sufficient cash from our operating activities in the future to pay dividends, we may have to rely on cash provided by financing activities in order to fund dividend payments, and such financing may not be available. However, if we use working capital or borrowings under our credit facility to fund dividends, we would have less cash available for future dividends and we may not have sufficient cash to pursue growth opportunities or to respond to unanticipated events such as the failure of a portion of our switching or network facilities. If we do not have sufficient cash to finance growth opportunities or capital expenditures that would otherwise be necessary or desirable, and cannot find alternative sources of financing, our financial condition and our business will suffer.

In addition, our after-tax cash flow available for dividend and interest payments would be reduced if our senior subordinated notes were treated as equity rather than debt for United States federal income tax purposes. In that event, the stated interest on our senior subordinated notes could be treated as a dividend, and interest on our senior subordinated notes would not be deductible by us for United States federal income tax purposes. Our inability to deduct interest on our senior subordinated notes could materially increase our taxable income and, thus, our United States federal and applicable state income tax liability.

Deferral of interest payments would have adverse tax consequences to you and may adversely affect the trading price of our IDSs.

If we defer interest payments on our senior subordinated notes, our senior subordinated notes will be treated as issued with OID and you will be required to recognize interest income for United States federal income tax purposes in respect of our senior subordinated notes before you receive any cash payment of this interest. In addition, we will not pay you this cash if you sell our IDSs before the end of any deferral period or before the record date relating to interest payments that are to be paid.

Our IDSs may trade at a price that does not fully reflect the value of accrued but deferred and unpaid interest on our senior subordinated notes. In addition, the requirement that we defer payments of interest on our senior subordinated notes under certain circumstances may mean that the market price for our IDSs may be more volatile than other securities that do not have this requirement.

The United States federal income tax consequences of the acquisition, ownership and disposition of our IDSs are unclear.

No statutory, judicial or administrative authority directly addresses the treatment of our IDSs or our senior subordinated notes, or instruments similar to our IDSs or our senior subordinated notes, for United States federal income tax purposes. As a result, the United States federal income tax consequences of the acquisition of IDSs pursuant to the exchange offer, and the ownership and disposition of IDSs, Class A common stock and senior subordinated notes, are unclear. We will receive an opinion from our counsel, Dorsey & Whitney LLP, to the effect that, although the matter is not free from doubt because of a lack of direct authority, an IDS should be treated as a unit representing one share of Class A common stock and a senior subordinated note, and our senior subordinated notes should be treated as debt for United States federal income tax purposes. This opinion will be subject to the qualifications, assumptions and limitations set forth in the opinion and described in this prospectus, and will be based in part on facts described in this prospectus and on various other assumptions, representations and determinations, including certain determinations made by us and certain determinations to be made as of the closing of the exchange offer by Duff & Phelps, LLC, or Duff & Phelps, an independent financial advisory firm. Any inaccuracy of these facts, assumptions, representations or determinations could adversely affect the opinion. However, the Internal Revenue Service, or the IRS, or the courts may take the position that our IDSs are a single security characterized as equity, which could adversely affect the amount, timing and character of income, gain or loss in respect of your investment in IDSs, and could materially increase our taxable income because of the loss of a deduction for interest paid on our senior subordinated notes and accordingly increase our United States federal and applicable state income tax liability. This would reduce our after-tax cash flow and materially and adversely affect our ability to make interest and dividend payments on our senior subordinated notes and Class A common stock. For a discussion of these tax related risks, see “Material United States Federal Income Tax Considerations.”

Our determination of the respective fair market values of the Class A common stock and the senior subordinated notes may not be respected.

For federal income tax purposes, we must determine the issue price of each IDS in the exchange offer and allocate that issue price between the share of Class A common stock and the senior subordinated note comprising the IDS in proportion to their respective fair market values at the time they are issued. Generally, the issue price of each IDS will equal the fair market value of the IDS. The amount allocated to each senior subordinated note will be the issue price of each such senior subordinated note for United States federal income tax purposes.  Based on the foregoing, it is anticipated that the senior subordinated notes will be issued at par or at a premium to their stated principal amount. In either case, the senior subordinated notes would not be issued with OID in the exchange, but would be issued with amortizable bond premium if issued at a premium.

If, however, these determinations are not respected, then it is possible that our senior subordinated notes could be treated as having been issued with more than a de minimis amount of OID (if the determination of the fair market value of our senior subordinated notes was determined to be too high) or additional amortizable bond premium (if the determination of the fair market value of our senior subordinated notes was determined to be too low). You generally would have to include such OID in income in advance of the receipt of cash attributable to that income and would be able to elect to amortize bond premium over the term of our senior subordinated notes. Any election previously made with respect to the bond premium on original issuance would apply to premium resulting from a subsequent redetermination or reallocation of the issue price of the IDS. Furthermore, in the event that our senior subordinated notes were determined to be issued at a greater premium than pursuant to our determination of the respective fair market values, we would be required to further reduce our tax deduction for interest payments by the amount of that additional premium over the term of our senior subordinated notes, which would increase our tax liability and reduce our cash available for interest and dividend payments. See “Material United States Federal Income Tax Considerations” for a discussion of the tax consequences of the issuance of the senior subordinated notes at a premium.

Under United States federal bankruptcy law, if our senior subordinated notes are treated as issued with OID because the determination of the fair market value of the senior subordinated notes is not respected, holders of such senior subordinated notes having OID may not be able to collect the portion of the principal face amount of such notes that represents unamortized OID as of the acceleration or filing date, as the case may be, in the event of an acceleration of our senior subordinated notes prior to maturity or in the event of our bankruptcy. As a result, a treatment of our senior subordinated notes as having been issued with OID could have the effect of ultimately reducing the amount you can recover from us in the event of an acceleration or our bankruptcy.

Because of the deferral of interest provisions, our senior subordinated notes may be treated as issued with OID.

Under applicable Treasury regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with OID. Although there is no authority directly on point, based on our financial forecasts, we believe that the likelihood of deferral of interest payments on our senior subordinated notes is “remote” within the meaning of the Treasury regulations. Based on the foregoing, although the matter is not free from doubt because of the lack of direct authority, our senior subordinated notes would not be considered to be issued with OID at the time of their original issuance. If deferral of any payment of interest were determined not to be “remote,” then our senior subordinated notes would be treated as issued with OID at the time of issuance. In such case, all stated interest on our senior subordinated notes would be treated as OID, with the consequence that all holders would be required to include the yield on our senior subordinated notes as income as it is accrued on a constant yield basis, possibly in advance of their receipt of the associated cash and regardless of their method of tax accounting.

As described above, this could adversely affect the amount you can recover in the event of our bankruptcy and on acceleration of our senior subordinated notes.

Subsequent issuances of our senior subordinated notes may cause you to recognize taxable gain and/or OID and may reduce your recovery in the event of our bankruptcy.

Subsequently issued senior subordinated notes may be issued with OID if they are issued at a discount to their face value (for example, as a result of changes in prevailing interest rates). The indenture governing our senior subordinated notes and the agreements that we have entered into with the Depository Trust Company, or DTC, provide that, in the event that there is a subsequent issuance of senior subordinated notes with OID, and in connection with each issuance of senior subordinated notes thereafter, each holder of senior subordinated notes or IDSs, as the case may be, agrees that a portion of such holder’s senior subordinated notes will be automatically exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes.

The aggregate stated principal amount of senior subordinated notes owned by you and each other holder will not change as a result of any such subsequent issuance and exchange. However, as noted above, under federal bankruptcy law, holders of senior subordinated notes will not be entitled to a claim for the portion of their principal amount that represents unaccrued OID. As a result, an automatic exchange that results in a holder receiving a senior subordinated note with OID could have the effect of ultimately reducing the amount such holder can recover from us in the event of an acceleration or our bankruptcy.

The United States federal income tax consequences to you of the subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) are unclear. Due to a lack of applicable authority, it is unclear whether an exchange of senior subordinated notes for subsequently issued senior subordinated notes will result in a taxable exchange for United States federal income tax purposes, and it is possible that the IRS might successfully assert that such an exchange should be treated as a taxable exchange. In such case, you would recognize any gain realized on the exchange, but a loss realized might be disallowed.

Regardless of whether the exchange is treated as a taxable event, the exchange may result in an increase in the amount of OID, if any, that you are required to accrue with respect to our senior subordinated notes. Following any subsequent issuance of senior subordinated notes with OID and a resulting exchange, we (and our agents) will report any OID on any subsequently issued senior subordinated notes ratably among all holders of our senior subordinated notes and IDSs. Consequently, you may be required to report OID as a result of a subsequent issuance (even though, pursuant to the exchange offer, you acquired senior subordinated notes having no OID). This will generally result in you reporting more interest income over the term of the senior subordinated notes than you would have reported had no such subsequent issuance and exchange occurred. However, the IRS may assert that any OID should be reported only to the persons that initially acquired such subsequently issued senior subordinated notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the senior subordinated notes held by such holder will have OID. Any of these assertions by the IRS could affect the amount and timing of interest income required to be recognized by a holder of our senior subordinated notes, could create significant uncertainties in the pricing of IDSs and senior subordinated notes and could adversely affect the market for IDSs and senior subordinated notes. It is possible that, under these circumstances, we may not be able to properly report OID to holders of IDSs or senior subordinated notes and to the IRS and accordingly could become subject to substantial IRS penalties for such failure. For a more complete description of the tax consequences of a subsequent issuance, see “Material United States Federal Income Tax Considerations—IDSs—Senior subordinated notes—Additional Issuances.”

If we subsequently issue senior subordinated notes with significant OID, then we may be unable to deduct all the interest on our senior subordinated notes.

It is possible that senior subordinated notes that we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have “significant OID” and thus be classified as “applicable high yield discount obligations.” If any such senior subordinated notes were so treated, then a portion of the OID on such senior subordinated notes would be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equity investors.

We have substantial indebtedness, which could restrict our ability to pay interest and principal on our senior subordinated notes and to pay dividends with respect to shares of our Class A common stock represented by our IDSs, and may impact our financing options and liquidity position.

Our ability to make distributions, pay dividends or make other payments is subject to applicable law, our certificate of incorporation and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility, which certain of our subsidiaries guarantee on a senior secured basis. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our IDSs, including:

●	our ability to obtain additional financing in the future for working capital, capital expenditures or other corporate purposes may be limited;

●	we may not be able to refinance our indebtedness on terms acceptable to us or at all;

●
a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

●	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

We may amend the terms of our credit facility, or we may enter into new agreements that govern our senior indebtedness, and the amended or new terms may significantly affect our ability to pay interest on our senior subordinated notes and dividends on shares of our Class A common stock.

Our credit facility contains significant restrictions on our ability to pay interest on our senior subordinated notes and dividends on shares of our Class A common stock based on meeting certain financial tests and compliance with other conditions. As a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our credit facility, at or prior to maturity, or enter into additional agreements for senior indebtedness. Regardless of any protection you have in the indenture governing our senior subordinated notes, any such amendment, refinancing or additional agreement may contain covenants that could limit in a significant manner our ability to make interest payments and dividends to you.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

We are a holding company and conduct all of our operations through our subsidiaries. We currently have no significant assets other than the capital stock and equity interests in our subsidiaries and intercompany debt owed by our subsidiaries.  As a result, we rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us depends on their respective operating results and may be restricted by, among other things, agreements of those subsidiaries, the terms of our credit facility, applicable laws and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

Payments on our senior subordinated notes may be blocked if we default under our senior indebtedness, including under our credit facility.

If we default in the payment of any of our senior indebtedness, including under our credit facility, we will be prohibited from making any payments on our senior subordinated notes until the payment default has been cured or waived. In addition, even if we are making payments on our senior indebtedness on a timely basis, payments on our senior subordinated notes may be blocked for up to 179 days if we default on our senior indebtedness in some other manner.

Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.

Our credit facility is subject to periodic renewal or must otherwise be refinanced. We may not be able to renew or refinance our credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms. Borrowings under our credit facility are made at a floating rate of interest. In the event of an increase in the base reference interest rates or LIBOR, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments on our Class A common stock. Our ability to continue to expand our business will be dependent upon our ability to borrow funds under our credit facility and to obtain other third-party financing, including through the sale of IDSs or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.

We may not generate sufficient funds from operations to pay our indebtedness at maturity.

A significant portion of our cash flow from operations is dedicated to servicing our debt requirements and making capital expenditures. In addition, we distribute a significant portion of any remaining cash earnings to holders of our Class A common stock in the form of quarterly dividends. Moreover, prior to the maturity of our senior subordinated notes, we will not be required to make any payments of principal on our senior subordinated notes. We may not generate sufficient funds from operations to repay the principal amount of our indebtedness at maturity. We may therefore need to refinance our debt or raise additional capital. These alternatives may not be available to us when needed or on satisfactory terms due to prevailing market conditions, a decline in our business or restrictions contained in our senior debt obligations.

The indenture governing our senior subordinated notes and our credit facility permit us to pay a significant portion of our free cash flow to stockholders in the form of dividends.

Although the indenture governing our senior subordinated notes and our credit facility have some limitations on our payment of dividends, they permit us to pay a significant portion of our free cash flow to holders of our Class A common stock in the form of dividends. Specifically, the indenture governing our senior subordinated notes permits us to pay up to 100% of our excess cash (which is Adjusted EBITDA, as defined in the indenture, minus the sum of cash interest expense, cash income tax expense and certain capital expenditures) from and including the first fiscal quarter beginning after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such payment .

Our credit facility permits us to use Excess Cash, as defined in our credit facility, to fund dividends on shares of Class A common stock. Any amounts paid by us in the form of dividends will not be available in the future to satisfy our obligations under our senior subordinated notes.

The realizable value of our assets upon liquidation may be insufficient to satisfy claims.

At March 31, 2010, our assets included intangible assets in the amount of $220.3 million, consisting primarily of goodwill. These intangible assets represent approximately 65.6% of our total consolidated assets. The value of these intangible assets will continue to depend significantly upon the success of our business as a going concern. As a result, in the event of a default on our senior subordinated notes or under our credit facility or any bankruptcy or dissolution of our company, the realizable value of these assets may be substantially lower and may be insufficient to satisfy the claims of our creditors.

Because of the subordinated nature of our senior subordinated notes and the related guarantees, holders of our senior subordinated notes may not be entitled to be paid in full, or at all, in a bankruptcy, liquidation or reorganization or similar proceeding.

As a result of the subordinated nature of our senior subordinated notes and related subsidiary guarantees, upon any distribution to our creditors or the creditors of the subsidiary guarantors in bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of our senior indebtedness and senior indebtedness of the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to our senior subordinated notes or the related subsidiary guarantees. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors. Holders of our senior subordinated notes may, therefore, receive less, ratably, than the holders of our senior indebtedness and, in some cases, less than other unsecured creditors.

As of March 31, 2010 our senior subordinated notes and the related subsidiary guarantees would have ranked junior, on a consolidated basis, to $168.5 million of our outstanding senior secured indebtedness, and the subsidiary guarantees would have ranked junior to no senior unsecured debt and, after giving effect to the exchange offer (assuming that all 544,671 shares of Class B common stock are properly tendered, not withdrawn and accepted for tender), equal with $107.7 million indebtedness of ours and the subsidiary guarantors in the form of our senior subordinated notes. In addition, as of March 31, 2010, we had the ability to borrow up to an additional amount of $15.0 million under our credit facility, which would have ranked senior in right of payment to our senior subordinated notes.

In the event of our bankruptcy or insolvency, our senior subordinated notes and the related guarantees could be adversely affected by principles of equitable subordination or recharacterization.

In the event of our bankruptcy or insolvency, a party in interest may seek to subordinate our debt, including our senior subordinated notes or the related subsidiary guarantees, under principles of equitable subordination or to recharacterize our senior subordinated notes as equity. The possible recharacterization of our senior subordinated notes as equity results because of the structure of our IDSs. In the event a court exercised its equitable powers to subordinate our senior subordinated notes or the related subsidiary guarantees, or recharacterizes our senior subordinated notes as equity, you may not recover any amounts owed on our senior subordinated notes or the related subsidiary guarantees and you may be required to return any payments made to you within six years before the bankruptcy on account of our senior subordinated notes or the related subsidiary guarantees. In addition, should the court treat our senior subordinated notes or the related subsidiary guarantees as equity either under principles of equitable subordination or recharacterization, you may not be able to enforce our senior subordinated notes or the related subsidiary guarantees.

Our senior subordinated notes and the related guarantees may not be enforceable because of fraudulent conveyance laws.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void the obligations under our senior subordinated notes or the related subsidiary guarantees, further subordinate our senior subordinated notes or the related subsidiary guarantees or take other action detrimental to you, if, among other things, at the time the indebtedness under our senior subordinated notes or the related subsidiary guarantees, as applicable, was incurred, we or a subsidiary guarantor:

●	issued our senior subordinated notes or the related subsidiary guarantee to delay, hinder or defraud present or future creditors; or

●	received less than reasonably equivalent value or fair consideration for issuing our senior subordinated notes or the related subsidiary guarantee and, at the time of the issuance:

●	was insolvent or rendered insolvent by reason of issuing our senior subordinated notes or the related subsidiary guarantee and the application of the proceeds of our senior subordinated notes;

●
was engaged or about to engage in a business or a transaction for which our or the related subsidiary guarantor’s remaining unencumbered assets constituted unreasonably small capital to carry on our or its business;

●	intended to incur, or believed that we or it would incur, debts beyond our or its ability to pay the debts as they mature; or

●	was a defendant in an action for money damages, or had a judgment for money damages docketed against us or it if, in either case, after final judgment, the judgment is unsatisfied.

The measures of insolvency for the purposes of fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

●
the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

●	it could not pay its debts as they become due.

Regardless of the standard that a court uses to determine whether we or a subsidiary guarantor was solvent at the relevant time, the issuance of our senior subordinated notes or the related subsidiary guarantees may be voided or further subordinated to the claims of our creditors if a court concludes that we or a subsidiary guarantor was insolvent.

The guarantee of our senior subordinated notes by any subsidiary guarantor could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the guarantee was incurred for less than fair consideration. A court could therefore void the obligations of the subsidiary guarantor under the guarantees, subordinate these obligations to the subsidiary guarantor’s other debt or take action detrimental to holders of our senior subordinated notes. If the obligations of any subsidiary guarantor were voided, the holders of our senior subordinated notes would not have a debt claim against that subsidiary guarantor.

In addition, in the event that we meet any of the financial condition fraudulent transfer tests described above at the time of or as a result of the exchange offer, a court could conclude that we did not get fair value in the exchange offer. In such a case, a court could hold the debt (including the guarantees) owed to the noteholders void or unenforceable or may further subordinate it to the claims of our other creditors.

If our IDSs separate, the limited liquidity of the market for our senior subordinated notes and Class A common stock may adversely affect your ability to sell our senior subordinated notes and Class A common stock.

We do not intend to list the senior subordinated notes represented by our IDSs on any exchange or quotation system. Our Class A common stock is not listed for separate trading on the NASDAQ Global Market or any other exchange or quotation system other than the Toronto Stock Exchange (on which an active trading market for our Class A common stock has not developed). We will not apply to list shares of our Class A common stock for separate trading on the NASDAQ Global Market or any other exchange or quotation system until the number of shares held separately is sufficient to satisfy applicable requirements for separate trading on such exchange or quotation system for at least 30 consecutive trading days. Upon separation of our IDSs, no sizable market for our senior subordinated notes or our Class A common stock may ever develop and the liquidity of any trading market for our senior subordinated notes or our Class A common stock that does develop may be limited. As a result, your ability to sell your senior subordinated notes or Class A common stock, and the market price you can obtain, could be adversely affected.

Future sales or the possibility of future sales of a substantial amount of our IDSs, shares of our Class A common stock or our senior subordinated notes may depress the price of our IDSs and the shares of our Class A common stock and our senior subordinated notes.

Future sales or the availability for sale of substantial amounts of our IDSs or shares of our Class A common stock or a significant principal amount of our senior subordinated notes in the public market could adversely affect the prevailing market price of our IDSs and the shares of our Class A common stock and our senior subordinated notes and could impair our ability to raise capital through future sales of our securities.

We may issue shares of our common stock and our senior subordinated notes, which may be in the form of IDSs, or other securities from time to time as consideration for future acquisitions or investments. In the event that any such acquisition or investment is significant, the number of shares of our Class A common stock and the aggregate principal amount of our senior subordinated notes, which may be in the form of IDSs, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those IDSs, shares of Class A common stock, senior subordinated notes or other securities in connection with any such acquisitions or investments.

If interest rates rise, the trading value of our IDSs may decline.

We cannot predict the interest rate environment or guarantee that interest rates will not rise in the near future. Should interest rates rise or should the threat of rising interest rates develop, debt markets may be adversely affected. As a result, the trading value of our IDSs and senior subordinated notes may decline.

Our certificate of incorporation and by-laws could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our certificate of incorporation and by-laws make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, our certificate of incorporation provides that stockholders generally may not act by written consent and only stockholders representing at least a majority in voting power may request that our board of directors call a special meeting of stockholders. Stockholders are not able to cumulate votes and must give advance written notice of stockholder proposals and director nominations. In addition, our certificate of incorporation provides for a classified board of directors and authorizes the issuance of preferred stock without stockholder approval upon such terms as our board of directors may determine. The rights of the holders of shares of our Class A common stock are subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

We may not be able to repurchase our senior subordinated notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase our outstanding senior subordinated notes at 101% of their principal amount at the date of repurchase unless such senior subordinated notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the senior subordinated notes that are tendered upon a change of control offer. Furthermore, our credit facility prohibits the repurchase or redemption of our senior subordinated notes following a change of control. Consequently, lenders thereunder may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders. We cannot assure you that we would be able to obtain such waivers or refinance our indebtedness on terms acceptable to us, or at all. Finally, the occurrence of a change of control could also constitute an event of default under the credit facility, which could result in the acceleration of all amounts due thereunder.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for each of the five most recently completed fiscal years and the three months ended March 31, 2010 are specified below:

	Fiscal Year Ended December 31,							Three Months Ended March 31,
	2005	2006	2007		2008	2009		2010
Ratio of earnings to fixed charges	1.2	1.1	1.0	(1)	1.0	0.8	(2)	0.9(3)

(1) For the year ended December 31, 2007, total earnings were approximately $195,000 less than fixed charges.
(2) For the year ended December 31, 2009, total earnings were approximately $4,484,000 less than fixed charges.
(3) For the three months ended March 31, 2010, total earnings were approximately $647,000 less than fixed charges.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the investor rights agreement. We will not receive any proceeds from the issuance of the IDSs and will pay our expenses of the exchange offer. In consideration for issuing the IDSs as contemplated in this prospectus, we will receive in exchange an equal number of shares of Class B common stock.  The outstanding shares of Class B common stock surrendered in the exchange for the IDSs will be retired and cancelled.

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes, which are included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus. The consolidated financial data as of December 31, 2005, 2006 and 2007 and for each of the two years in the period ended December 31, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. Such financial statements are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended. See “Where You Can Find More Information.” The consolidated financial data as of March 31, 2010 and for the three-month periods ended March 31, 2009 and 2010 has been derived from, and should be read together with, our unaudited consolidated financial statements and the accompanying notes, which are included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which is incorporated by reference in this prospectus. The consolidated financial data as of March 31, 2009 has been derived from our unaudited consolidated financial statements not included in this prospectus. Such financial statements are included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as amended. See “Where You Can Find More Information.” In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the unaudited consolidated financial statements, necessary for a fair statement of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies incorporated by reference in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period.

The consolidated financial and other data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, all of which are incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 or our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

	At and For The Year Ended December 31,					Three Months Ended March 31
	2005	2006(1)	2007	2008(1)	2009	2009	2010
	(In Thousands Except Per Share Amounts)
Income Statement Data
Revenues:
Local services	$17,376	$21,371	$26,102	$30,014	$48,441	$11,855	$12,239
Network access	21,873	23,481	25,671	27,281	33,297	8,094	7,985
Cable television	2,087	2,191	2,184	2,389	2,489	607	666
Internet	5,636	8,669	11,517	12,449	14,027	3,542	3,511
Transport services	—	1,877	4,275	4,982	5,501	1,403	1,394
Total	$46,972	$57,589	$69,749	$77,115	$103,755	$25,500	$25,794
Income from operations	$19,439	$19,803	$19,265	$21,087	$21,927	$4,465	$5,869
Income (loss) before income tax and accretion expense	$3,246	$2,802	$(195)	$243	$(4,484)	$(2,859)	$(647)
Net income (loss) available to common stockholders	$1,792	$1,161	$179	$214	$(3,118)	$(1,834)	$(386)
Net income (loss) per share
Basic	$0.19	$0.12	$0.02	$0.02	$(0.25)	$(0.14)	$(0.03)
Diluted	$0.12	$0.12	$(0.10)	$(0.03)	$(0.25)	$(0.14)	$(0.03)
Dividends declared per share	$0.71	$0.71	$0.71	$0.71	$0.71	$0.18)	$0.18
Balance Sheet Data
Cash and cash equivalents	$5,569	$14,402	$12,810	$13,542	$17,731	$16,425	$21,205
Property and equipment, net	44,556	60,494	54,610	75,407	69,029	72,573	66,827
Total assets	192,126	243,852	232,486	355,541	337,528	352,125	335,614
Long-term notes payable (including current portion)	161,075	201,075	170,020	278,800	273,717	278,780	273,695

(1)            During the years ended December 31, 2006 and 2008, we acquired Mid-Maine Communications, Inc., or Mid-Maine, and Pine Tree Holdings, Inc., Granby Holdings, Inc. and War Holdings, Inc., or, collectively, the CR Companies, respectively. Each of Mid-Maine and the CR Companies contained one or more RLECs, with each also having a CLEC. More information about each acquisition may be found in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus.

THE EXCHANGE OFFER

This section of the prospectus describes the exchange offer. While we believe that this section covers the material terms of the exchange offer, it may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the documents incorporated by reference herein, for a complete understanding of the exchange offer.

Purpose of the exchange offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the letter of instruction, up to 544,671 IDSs representing an aggregate of 544,671 shares of our Class A common stock and $4,085,032.50 aggregate principal amount of our 13% senior subordinated notes due 2019 for up to 544,671 properly tendered and accepted shares of our issued and outstanding Class B common stock. We are making this exchange offer to satisfy our obligations contained in the investor rights agreement that we entered into with the holders of our Class B common stock. A copy of the investor rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of our Class B common stock in any jurisdiction in which this exchange offer or its acceptance would not comply with applicable laws.

Following the completion of the exchange offer, holders of Class B common stock will not have any further registration rights with respect to their shares of Class B common stock or rights to exchange their shares of Class B common stock for IDSs, and any remaining outstanding shares of Class B common stock will continue to be subject to certain restrictions on transfer.  See “—Consequences of not exchanging your shares of Class B common stock.”

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on whether to participate in the exchange offer.  Participation in the exchange offer could have material federal income tax consequences to you.  For a discussion of these potential tax consequences, see “Material United States Federal Income Tax Considerations.”

Interests of our directors and executive officers in the exchange offer

Michael D. Weaver, the Chairman of our board of directors and our President and Chief Executive Officer, owns 891 shares of Class B common stock.  Mr. Weaver has indicated to us that he intends to tender all of his shares of Class B common stock in the exchange offer.

Consequences of not exchanging your shares of Class B common stock

If you do not exchange your shares of Class B common stock in the exchange offer, you will retain your shares of Class B common stock, which are not registered under the Securities Act and which will continue to be subject to the restrictions on transfer that are described in the legend on the shares of Class B common stock.  You will not have any further registration rights with respect to your shares of Class B common stock or rights to exchange your shares of Class B common stock for IDSs.  You will not be able to resell, offer to resell or otherwise transfer your shares of Class B common stock unless we have registered the shares of Class B common stock under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act and applicable state securities laws.  We do not currently anticipate that we will register any shares of Class B common stock under the Securities Act. In addition, if you do not exchange your shares of Class B common stock in the exchange offer, your shares of Class B common stock will continue to be bound by the terms of the investor rights agreement, which provides that shares of Class B common stock may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed of except for:

(1)           transfers as a gift or gifts to a holder of Class B common stock’s spouse, lineal descendant, father, mother, brother or sister, which we refer to as the holder’s immediate family;

(2)           transfers as a gift or gifts to a trust the beneficiary of which is exclusively the holder of Class B common stock and/or a member or members of his or her immediate family, provided that the donee thereof agrees in writing to be bound by the terms of the investor rights agreement; or

(3)           distributions to a holder of Class B common stock’s shareholders, partners or members, provided that such shareholders, partners or members agree in writing to be bound by the terms of the investor rights agreement .

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of instruction, we will accept any and all shares of Class B common stock validly tendered and not withdrawn prior to the expiration date of the exchange offer. We will issue one IDS representing one share of Class A common stock and a 13% senior subordinated note due 2019 with a $7.50 principal amount in exchange for each share of Class B common stock accepted in the exchange offer. Holders of Class B common stock may tender some or all of their shares of Class B common stock pursuant to the exchange offer. However, no tenders of fractional shares of Class B common stock will be accepted.

The IDSs issued in the exchange offer will be registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act.  Our senior subordinated notes that will be included in the IDSs issued in the exchange offer will be issued under and entitled to the benefits of the same indenture that governs our currently outstanding senior subordinated notes.

As of the date of this prospectus, 544,671 shares of Class B common stock are outstanding. We are sending this prospectus and the letter of instruction to all registered holders of Class B common stock. Only a registered holder of Class B common stock or such holder’s legal representative or attorney-in-fact may participate in the exchange offer. There will be no fixed record date for determining holders of shares of Class B common stock entitled to participate in the exchange offer.

Holders of Class B common stock do not have any appraisal or dissenter’s rights under Delaware law in connection with the exchange offer.

We will be deemed to have accepted validly tendered shares of Class B common stock when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of Class B common stock for the purposes of receiving the IDSs from us. The IDSs delivered in the exchange offer will be issued as promptly as practicable following our acceptance for exchange of shares of Class B common stock.  For information regarding the delivery of the IDSs issued in the exchange offer, see “—Book-entry delivery of IDSs.”

If any tendered shares of Class B common stock are not accepted for exchange because of an invalid tender, withdrawal of the tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted shares of Class B common stock will be returned, without expense, to the tendering holder, unless otherwise provided in the letter of instruction, as promptly as practicable after the expiration date of the exchange offer. Any acceptance, waiver of default or rejection of a tender of shares of Class B common stock shall be at our sole discretion and shall be conclusive, final and binding.

Holders who tender shares of Class B common stock in the exchange offer will not be required to pay brokerage commissions, fees or transfer taxes, except as set forth below under “—Transfer taxes,” with respect to the exchange of shares of Class B common stock in the exchange offer. We will pay all our charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and expenses.”

Expiration date; extensions; amendments

The term “expiration date” with respect to the exchange offer means 5:00 p.m., New York City time, on June 8, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended. We do not intend to extend the exchange offer, although we reserve the right to do so.

If we extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We also reserve the right, in our sole discretion, to accept any tendered shares of Class B common stock upon the expiration of the exchange offer and to extend the exchange offer with respect to untendered shares of Class B common stock; to delay accepting any shares of Class B common stock or, if any of the conditions set forth below under “—Conditions to the exchange offer” have not been satisfied, to terminate the exchange offer; or to amend the terms of the exchange offer in a manner complying with applicable law. We may effect any such delay in acceptance, extension, termination or amendment by giving oral or written notice thereof to the exchange agent. Except as specified in the second paragraph under this heading, we will make a timely release of a public announcement of any such delay in acceptance, extension, termination or amendment to an appropriate news agency as promptly as practicable. If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a prospectus supplement that will be distributed to the registered holders of Class B common stock. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders of Class B common stock.

Procedures for tendering shares of Class B common stock

Tenders of shares of Class B common stock. The tender by a holder of shares of Class B common stock pursuant to the procedures set forth below will constitute the tendering holder’s acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of shares of Class B common stock tendered pursuant to the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders of Class B common stock, or the legal representatives or attorneys-in-fact of such holders, are authorized to tender shares of Class B common stock in the exchange offer.

To tender shares of Class B common stock in the exchange offer, the exchange agent must receive, at the address set forth in this prospectus, a properly completed letter of instruction applicable to such shares of Class B common stock (or a facsimile thereof) duly executed by the tendering holder, or such holder’s legal representative or attorney-in-fact, and any other documents the letter of instruction requires, and certificates for tendered shares of Class B common stock must be received by the exchange agent at such address on or prior to the expiration date. You will also be required to pay the amount of any interest that has accrued on the senior subordinated notes to be issued as part of the IDSs being issued in the exchange offer prior to the date of issuance of such senior subordinated noted pursuant to the terms set forth in the letter of instruction. Letters of instruction, certificates for shares of Class B common stock and payments for accrued interest should be sent only to the exchange agent and should not be sent to us.

As set forth in the letter of instruction, funds representing accrued interest, if any, on the senior subordinated notes to be issued as part of the IDSs being issued in the exchange offer through their date of issuance must be delivered to the exchange agent by wire transfer of immediately available funds.  Except as otherwise provided in the letter of instruction, tender of shares of Class B common stock and delivery of shares of Class B common stock, letters of instruction and funds representing accrued interest, if any, on the senior subordinated notes to be issued as part of the IDSs through their date of issuance will be deemed made only when actually received by the exchange agent.  If delivery is by mail, it is suggested that you use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date.

Unless the shares of Class B common stock being tendered are deposited with the exchange agent on or prior to the expiration date of the exchange offer (accompanied by a properly completed and duly executed letter of instruction and funds representing the interest, if any, that has accrued on the senior subordinated noted being issued in the exchange offer prior to the date of issuance of such senior subordinated notes), we may, at our option, reject such tender. Exchange of IDSs for shares of Class B common stock will be made only against deposit of the tendered shares of Class B common stock and delivery of all other required documents and funds.

Signature guarantees. Signatures on all letters of instruction must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other “eligible guarantor institution” (as that term is defined in Rule 17Ad-15 under the Exchange Act), either of which we refer to as an Eligible Institution, unless the shares of Class B common stock tendered thereby are tendered for the account of an Eligible Institution. See Instruction 4 of the letter of instruction. In addition, if the shares of Class B common stock are registered in the name of a person other than the signer of the letter of instruction or if the shares of Class B common stock not accepted for exchange or not tendered are to be returned to a person other than the registered holder thereof, then the signature on the letter of instruction accompanying the tendered shares of Class B common stock must be guaranteed by an Eligible Institution as described above. See Instructions 4 and 5 of the letter of instruction.

Determination of validity. All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered shares of Class B common stock will be determined by us in our sole discretion, which determination will be conclusive, final and binding. Alternative, conditional, irregular or contingent tenders of shares of Class B common stock will not be considered valid and may not be accepted. We reserve the absolute right to reject any and all shares of Class B common stock not properly tendered or any shares of Class B common stock our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares of Class B common stock. The interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of instruction) by us will be conclusive, final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Class B common stock must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of shares of Class B common stock through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notice. Tenders of shares of Class B common stock will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any shares of Class B common stock received by the exchange agent that are not validly tendered, and with respect to which the defects or irregularities have not been cured or waived, will be returned by the exchange agent to the tendering holders, unless otherwise provided in the applicable letter of instruction, as promptly as practicable following the expiration or termination date of the exchange offer.

Withdrawal of tenders

Except as otherwise provided herein, tenders of shares of Class B common stock in the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer.

To be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration date of the exchange offer. Any such notice of withdrawal must:

●	specify the name of the person or entity having deposited the shares of Class B common stock to be withdrawn;

●
identify the specific shares of Class B common stock to be withdrawn, including the certificate number or numbers of the particular certificate or certificates evidencing the shares of Class B common stock; and

●	be signed by the holder of Class B common stock in the same manner as the original signature on the letter of instruction (including any required signature guarantees).

If the shares of Class B common stock to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal, even if physical release is not yet effected. A withdrawal of tendered shares of Class B common stock can only be accomplished in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. No withdrawal of tendered shares of Class B common stock will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any shares of Class B common stock so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no IDSs will be issued with respect thereto unless the shares of Class B common stock so withdrawn are retendered prior to the expiration date of the exchange offer. Properly withdrawn shares of Class B common stock may be retendered by following the procedures described above under “—Procedures for tendering shares of Class B common stock” at any time prior to the expiration date of the exchange offer.

Any shares of Class B common stock which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof, unless otherwise provided in the letter of instruction, without cost, as promptly as practicable following the expiration or termination date of the exchange offer, as applicable, or, if so requested in the notice of withdrawal, promptly after receipt by us of a notice of withdrawal.

Conditions to the exchange offer

Notwithstanding any other provision of the exchange offer, and subject to our obligations under the investor rights agreement and the indenture governing our senior subordinated notes, we will not be required to accept for exchange, or to issue IDSs in exchange for, any shares of Class B common stock, and may terminate or amend the exchange offer, if at any time before the acceptance of any shares of Class B common stock for exchange any one of the following events occurs:

●	the exchange offer violates applicable laws, including, without limitation, securities laws, laws relating to the redemption of common stock and laws relating to the issuance of debt;

●	the exchange offer or any of our or our subsidiaries’ material financing agreements conflicts with or causes a default under our certificate of incorporation;

●	the exchange offer causes a mandatory suspension of dividends or deferral of interest under any of our or our subsidiaries’ material financing agreements;

●
the trustee under the indenture governing our senior subordinated notes has not received certain opinions from our legal counsel that are required under the indenture governing our senior subordinated notes in connection with the exchange offer; or

●	an event of default or deferral of interest has occurred and is continuing under the indenture governing our senior subordinated notes.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law.  Subject to the investor rights agreement and the indenture governing our senior subordinated notes, we also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion.  If we waive a condition, we may be required, in order to comply with applicable securities laws, to extend the expiration date of the exchange offer.  Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any shares of Class B common stock tendered, and no IDSs will be issued in exchange for any tendered shares of Class B common stock, if, at the time the shares of Class B common stock are tendered, any stop order is in effect with respect to the registration statement of which this prospectus is a part.

The exchange offer is not conditioned on any minimum number of shares of Class B common stock being tendered for exchange.

Book-entry delivery of IDSs

Each IDS issued in exchange for a tendered share of Class B common stock that is accepted for exchange will be delivered to a book-entry account maintained for the benefit of the holder of the tendered share of Class B common stock, or another person or entity specified in the letter of instruction, as applicable, at a financial institution that is a participant in the DTC system, or a DTC Participant.  After the expiration date, the applicable DTC Participant must request that the exchange agent instruct DTC to deliver the applicable IDSs into the book-entry account maintained by the DTC Participant for the benefit of the holder of the tendered shares of Class B common stock, or the person or entity specified in the letter of instruction, as applicable, in accordance with DTC’s procedures for the delivery of the applicable IDSs.  The exchange agent will not deliver the applicable IDSs until it receives the request from the DTC Participant.

Resale of IDSs

If you are not our “affiliate,” within the meaning of Rule 405 under the Securities Act, you may reoffer, resell or otherwise transfer the IDSs issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

●	the IDSs to be issued to you in the exchange offer are acquired in the ordinary course of your business;

●	you are not engaging in and do not intend to engage in a distribution of the IDSs to be issued to you in the exchange offer; and

●	you have no arrangement or understanding with any person to participate in the distribution of the IDSs to be issued to you in the exchange offer.

By tendering in the exchange offer, you represent to us that, among other things, the statements made in the preceding three bullet points are true and correct.

If you are our “affiliate,” within the meaning of Rule 405 under the Securities Act, in the absence of an exemption from the registration and prospectus delivery requirements of the Securities Act, you must comply with such requirements in order to reoffer, resell or otherwise transfer the IDSs to be issued to you in the exchange offer.  If you fail to comply with these requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

Exchange agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of instruction and requests for other documents to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.
Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	MAC N9303-121
PO Box 1517	Sixth & Marquette Avenue
Minneapolis, MN 55480	Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile:

WELLS FARGO BANK, N.A.	(For Eligible Institutions only):
12th Floor – Northstar East Building	(612) 667-6282
Corporate Trust Operations	Attn. Bondholder Communications
608 Second Avenue South
Minneapolis, MN 55479	For Information or Confirmation by Telephone:
(800) 344-5128, Option 0
Attn. Bondholder Communications

The exchange agent also acts as the transfer agent for our IDSs, the transfer agent and registrar for our Class A common stock and the trustee under the indenture governing our senior subordinated notes.

Fees and expenses

We will not pay brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made by electronic means, telegraph, telecopy, telephone or in person by our or our affiliates’ officers and regular employees.

We will pay all of our expenses incident to the exchange offer. These expenses are estimated in the aggregate to be approximately $400,000, which includes fees and expenses of the exchange agent and accounting, legal, printing and related fees and expenses.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of shares of Class B common stock for IDSs pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of shares of Class B common stock for IDSs pursuant to the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder of Class B common stock. If satisfactory evidence of payment of such tax or exemption therefrom is not submitted with the letter of instruction, the amount of such transfer tax will be billed directly to such tendering holder of Class B common stock and the exchange agent will retain possession of an amount of IDSs with a value at least equal to the amount of such transfer taxes due by such tendering holder pending receipt by the exchange agent of the amount of such taxes.

Accounting treatment

The exchange of Class B common stock for IDSs will not result in any change to total stockholders’ equity or total liabilities, as the elimination of Class B common stock will be offset by a corresponding increase in Class A common stock and the senior subordinated note portion of the IDSs to be issued in the exchange offer will be eliminated from the mezzanine section of liabilities and stockholders’ equity, with a corresponding increase in long-term notes payable.

If the senior subordinated notes to be issued as part of the IDSs in the exchange offer are issued with a premium, such premium would be valued at issuance for the remaining life of the senior subordinated notes, creating an increase in long-term notes payable with an equal and opposite impact on additional paid-in capital. The value of the premium would be amortized to interest expense for the life of the senior subordinated notes.  The expenses of the exchange offer will be separated into the cost of issuing debt and equity. The cost of issuing debt will be booked as deferred financing costs and amortized to interest expense over the life of the senior subordinated notes. The cost of issuing equity will reduce additional paid-in capital at the date of issuance.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material United States federal income tax considerations associated with the exchange of Class B common stock for IDSs and the ownership and disposition of IDSs, senior subordinated notes and Class A common stock as of the date of this prospectus by U.S. Holders (as defined below). Except where noted, this discussion deals only with Class B common stock, IDSs, senior subordinated notes and Class A common stock held as capital assets by holders who acquire IDSs in exchange for Class B common stock pursuant to the exchange offer and does not address special situations, such as those of:

●	persons who are not U.S. Holders;

●	dealers in securities or currencies;

●	financial institutions;

●	regulated investment companies;

●	real estate investment trusts;

●	tax-exempt entities;

●	insurance companies;

●	persons holding Class B common stock, IDSs, senior subordinated notes or Class A common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

●	persons who acquired their Class B common stock as compensation for the performance of services;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons liable for alternative minimum tax;

●	investors in partnerships or other pass-through entities; or

●	U.S. Holders of IDSs whose “functional currency” is not the United States dollar.

The following is not an exhaustive discussion of all possible United States federal income tax considerations applicable to an investment in Class B common stock, IDSs, senior subordinated notes or Class A common stock. This discussion is of a general nature only and is not intended to be legal or tax advice, and is not a substitute for careful tax planning and advice. Holders who exchange Class B common stock for IDSs should consult their own tax advisors in determining the application to them of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under any other United States federal, state or local, foreign or other tax laws from the exchange of Class B common stock for IDSs and the ownership and disposition of IDSs, senior subordinated notes and Class A common stock.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. In the opinion of Dorsey & Whitney LLP, our counsel, the statements set forth in this discussion describe the material United States federal income tax consequences of the issuance of the IDSs in exchange for the Class B common stock. This discussion is subject to the qualifications and limitations set forth below and is based in part on facts described in this prospectus and on various other assumptions, opinions, representations and determinations, including certain representations made by us and certain determinations to be made as of the closing of the exchange offer by Duff & Phelps. Any alteration or incorrectness of such facts, assumptions, opinions, representations or determinations could adversely affect such opinion. This discussion does not address any United States federal estate or gift tax considerations, or any state, local or non-United States tax considerations.

A “U.S. Holder” of Class B common stock, IDSs, senior subordinated notes or Class A common stock means a holder that is for United States federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds Class B common stock, IDSs, senior subordinated notes or Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class B common stock, IDSs, senior subordinated notes or Class A common stock, we urge you to consult your own tax advisor.

No statutory, administrative or judicial authority directly addresses the treatment of IDSs or instruments similar to IDSs for United States federal income tax purposes. We have not sought a ruling from the IRS with respect to the exchange offer or with respect to any of the statements made or conclusions provided in the following discussion, and the following discussion is not binding on the IRS. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described herein. A different treatment from that described below could adversely affect the tax consequences of an exchange of Class B common stock for IDSs and the amount, timing and character of income, gain or loss in respect of an investment in the IDSs. In addition, a different treatment could result in the loss by us of all or part of the deduction for interest paid on the senior subordinated notes. If you are considering the exchange of Class B common stock for IDSs, we urge you to consult your own tax advisor concerning the particular United States federal income tax consequences to you in light of your own circumstances of the exchange of Class B common stock for IDSs and the ownership of IDSs, senior subordinated notes and Class A common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Exchange of Class B common stock for IDSs

Although no statutory, administrative or judicial authority directly addresses the treatment of an exchange of common stock for IDSs (or instruments similar to IDSs) for United States federal income tax purposes, it is likely that the exchange of Class B common stock for IDSs will be treated as a tax-free exchange of the Class B common stock for Class A common stock pursuant to Section 368(a)(1)(E) of the Code, and a taxable distribution under Section 301 of the Code of senior subordinated notes.

However, because of the lack of direct authority, this matter is not free from doubt. It is possible that, as alternatives to the tax treatment described above, the exchange of Class B common stock for IDSs could be characterized as (1) a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code plus taxable boot (consisting of senior subordinated notes) under Section 356 of the Code, (2) a tax-free reorganization without boot or other taxable distribution or (3) a non-taxable event for other reasons. The tax consequences to you of the exchange could vary materially depending on how it is characterized for United States federal income tax purposes. We have not requested or obtained, nor do we intend to request or obtain, a ruling from the IRS regarding the United States federal income tax consequences of the exchange of Class B common stock for IDSs and we cannot assure you that the IRS or the courts will agree with the tax consequences of the exchange offer as described herein.  We urge you to consult your own tax advisor to determine the tax consequences to you of the exchange of Class B common stock for IDSs.

Exchange of Class B Common Stock for Class A Common Stock.  Assuming that the exchange of Class B common stock for Class A common stock constitutes a tax-free reorganization treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, the following United States federal income tax consequences will result:

●	We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

●	We will recognize no gain or loss upon the receipt of the Class B common stock in exchange for the Class A common stock.

●	You will recognize no gain or loss on the exchange of Class B common stock for Class A common stock.

●	The tax basis of the Class A common stock that you receive in the exchange will be the same as your adjusted tax basis in the Class B common stock surrendered in exchange therefor.

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The holding period of the Class A common stock received in the exchange will include the period during which you held the Class B common stock surrendered in exchange therefor, provided that you held the Class B common stock as a capital asset on the date of the exchange.

Distribution of Senior Subordinated Notes.  Assuming that the acquisition of senior subordinated notes pursuant to the exchange offer is treated as a distribution under Section 301 of the Code, you will not be permitted to recognize loss in connection with the exchange, and the fair market value of the senior subordinated notes will be treated as a taxable dividend to you to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. While we do not anticipate that we will have current or accumulated earnings and profits in 2010, for United States federal income tax purposes earnings and profits are determined at the end of our taxable year.  Consequently, it is possible that some or all of the fair market value of the senior subordinated notes will be treated as a dividend to you.

For tax years beginning on or before December 31, 2010, dividends received by individuals, estates and trusts will generally be taxed at the rates applicable to long-term capital gains, provided that certain minimum holding period and other requirements are satisfied. For tax years beginning on or after January 1, 2011, dividends will be taxed at the same rate as ordinary income.  Dividends received by corporate holders of IDSs may be eligible for a dividends received deduction, subject to applicable limitations.  If you are a corporate holder, we urge you to consult your own tax advisor regarding the extent, if any, to which you may be able to claim a dividends received deduction in light of your particular facts and circumstances.

To the extent the fair market value of the senior subordinated notes exceeds our current and accumulated earnings and profits, such excess will be treated first as a non-taxable return of capital that reduces your adjusted tax basis in your shares of Class A common stock, and after such tax basis is reduced to zero, as gain from the sale or exchange of your shares of Class A common stock. Any such gain will be long-term capital gain if you held the Class B common stock for more than one year.  Holders that are individuals, trusts or estates are taxed at a maximum rate of 15% on long-term capital gain for tax years beginning on or before December 31, 2010. Under current law, long-term capital gain will be taxed at a maximum rate of 20% for taxable years beginning on or after January 1, 2011.  There are currently no preferential tax rates for long-term capital gain of a corporation.

Your tax basis in the senior subordinated notes will be equal to the fair market value of the senior subordinated notes, based on the determination of the respective fair market values of the Class A common stock and the senior subordinated notes comprising the IDSs. For a discussion of this determination, see “—IDSs—Determination of Fair Market Value of Class A Common Stock and Senior Subordinated Notes.” Your holding period in the senior subordinated notes will begin on the day after the exchange of Class B common stock for IDSs.

As noted above, due to a lack of direct authority, it is possible that, as alternatives to the tax treatment described above, the exchange of Class B common stock for IDSs could be characterized as (1) a tax-free recapitalization within the meaning of Section 368(a)(1)(E) of the Code plus taxable boot (consisting of our senior subordinated notes) under Section 356 of the Code, (2) a tax-free reorganization within the meaning of Section 368(a)(1)(E) of the Code without boot or other taxable distribution or (3) a non-taxable event for other reasons.  If the exchange of Class B common stock for IDSs is treated in accordance with any of these characterizations for United States federal income tax purposes, the amount of gain you recognize on the exchange and your tax basis in your Class A common stock and senior subordinated notes may differ materially from what is described above. You would not be permitted to recognize loss on the exchange pursuant to any of these characterizations.

If the exchange of Class B common stock for IDSs is treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code plus taxable boot under Section 356 of the Code, you will recognize gain, but not loss, equal to the difference between the fair market value of the IDSs you receive and the tax basis of your Class B common stock, but not in excess of the fair market value of the senior subordinated notes that you receive.  Any gain will be treated as a dividend to you to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Such dividend will be subject to tax as described above. Any gain in excess of our current or accumulated earnings and profits will be treated as capital gain from the exchange of property.  The tax basis of the Class A common stock you receive in the exchange will be equal to your adjusted tax basis in the Class B common stock, decreased by the fair market value of the senior subordinated notes that you receive and increased by the amount of any dividend income and capital gain you recognize on the exchange.  Your tax basis in the senior subordinated notes will be equal to the fair market value of your senior subordinated notes.

If we have current and accumulated earnings and profits in 2010, we will be required to report the amount of any distribution resulting from the receipt in the exchange of senior subordinated notes as a component of the IDSs to the IRS and to the recipient on IRS Form 1099-DIV.

Contrary to the foregoing, it is possible that the exchange of the Class B common stock could be properly treated as a non-taxable event because of the fact that, pursuant to the terms of the investor rights agreement, from the time of its original issuance the Class B common stock was by its terms convertible into IDSs.  If the IRS were to successfully assert this position, you would recognize no gain or loss on the exchange of Class B common stock for the IDSs, and the tax basis of the IDSs received in the exchange would be the same as your adjusted tax basis in the Class B common stock.  That tax basis would be allocated between the Class A common stock and the senior subordinated notes based on the respective fair market values of the Class A common stock and the senior subordinated notes.  Your holding period for the IDSs (and the Class A common stock and senior subordinated notes comprising the IDSs) would include the period during which you held your Class B common stock.

As discussed below, our counsel, Dorsey & Whitney LLP, is of the opinion that, although not free from doubt, an IDS should be treated as a unit consisting of one share of Class A common stock and a senior subordinated note, and the senior subordinated note should be treated as debt for United States federal income tax purposes.  However, as discussed below, the IRS could take the position that an IDS should be treated for tax purposes as a single security characterized as equity, or that the senior subordinated notes should be characterized as equity.  In either case, the IRS could further take the position that the exchange of Class B common stock for IDSs qualifies as a tax-free recapitalization without the receipt of a taxable distribution under Section 301 of the Code or boot that is taxable under Section 356 of the Code.  In that case, a holder who exchanges Class B common stock for IDSs would recognize no gain or loss upon the exchange and that holder’s tax basis and holding period in the IDSs, Class A common stock and senior subordinated notes would be as described in the immediately preceding paragraph.

IDSs

Determination of Fair Market Value of Class A Common Stock and Senior Subordinated Notes.  It is the opinion of our counsel, Dorsey & Whitney LLP, that, although not free from doubt, your acquisition of IDSs in the exchange offer should be treated for United States federal income tax purposes as an acquisition of a unit consisting of one share of Class A common stock and a senior subordinated note. Accordingly, we will treat the acquisition of IDSs in the exchange offer in this manner and by acquiring IDSs, you agree to treat the acquisition of IDSs in this manner. However, there is no authority that directly addresses the tax treatment of the IDSs or of securities with terms similar to the terms of the IDSs. In light of the absence of direct authority, neither we nor our counsel can conclude with certainty that the IDSs should be so treated. If such treatment is not respected, the acquisition of IDSs may be treated as an acquisition of only our stock, in which case the senior subordinated notes would be treated as equity rather than debt for United States federal income tax purposes. See “—Senior subordinated notes—Characterization of Notes.” The remainder of this discussion assumes that the acquisition of IDSs in the exchange offer will be treated as an acquisition of shares of Class A common stock and senior subordinated notes that are components of such IDSs.

For federal income tax purposes, we must make a determination of the issue price of each IDS, which generally will be equal to the fair market value of the IDS. Under the applicable United States federal income tax rules, the issue price of each IDS must be allocated between the share of Class A common stock and the senior subordinated note underlying the IDS in proportion to their respective fair market values at the time of the exchange. We expect to report the initial fair market value of each share of Class A common stock as $8.10 and the initial fair market value of each senior subordinated note as $7.50.  The issue price of each senior subordinated note will equal this initial fair market value of the senior subordinated note.  By acquiring the IDSs in the exchange, you agree to such allocation and agree not to take a contrary position for any purpose, including tax reporting purposes. However, our determination of the issue price of the IDSs and the respective fair market values of the Class A common stock and the senior subordinated notes is not binding on the IRS, and the IRS may challenge these determinations.

If these determinations are not respected, it is possible that the senior subordinated notes will be treated as having been issued with more than a de minimis amount of OID or amortizable bond premium in excess of the amount described above. You generally would have to include OID in income in advance of the receipt of cash attributable to that income, and would be able to elect to amortize the additional bond premium over the remaining term of the senior subordinated notes. Any election previously made with respect to the bond premium on original issuance would also apply to premium resulting from a subsequent reallocation of the issue price of the IDS.

Furthermore, in the event that the senior subordinated notes were determined to be issued at a premium, we would effectively be required to reduce our tax deduction for interest payments by the amount of that premium over the term of the senior subordinated notes, which would increase our tax liability and reduce our cash available for interest and dividend payments. The remainder of this discussion assumes that the determination and allocation of the fair market values described above will be respected.

Separation and Combination.  In accordance with the opinion of our counsel that, although not free from doubt, an acquisition of IDSs should be treated for United States federal income tax purposes as an acquisition of units consisting of Class A common stock and senior subordinated notes, if you separate an IDS into a share of Class A common stock and a senior subordinated note or recombine a share of Class A common stock and a senior subordinated note to form an IDS, you should not recognize gain or loss. You should continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the share of Class A common stock and the senior subordinated note, and your tax basis in the share of Class A common stock and the senior subordinated note will not be affected by the separation or combination. However, because there is no tax authority that directly addresses this issue, Dorsey & Whitney LLP has not rendered, and will not render, an opinion regarding the foregoing.

Senior subordinated notes

Characterization of Notes.  Our counsel, Dorsey & Whitney LLP, is of the opinion that, although not free from doubt, an IDS will be treated as a unit consisting of one share of Class A common stock and a senior subordinated note and that the senior subordinated note should be treated as debt for United States federal income tax purposes. Such opinion is subject to the qualifications, assumptions and limitations set forth in that opinion and in this discussion and is based on customary opinions, representations and determinations, including certain representations made by us and certain determinations to be made by Duff & Phelps at the closing of the exchange offer, which are discussed in more detail in the following paragraphs.  Such opinion is not binding on the IRS or the courts, which could disagree. We and, by acquiring senior subordinated notes in the form of IDSs, you agree to treat the senior subordinated notes as our indebtedness for all purposes. Assuming such treatment is respected, stated interest on the senior subordinated notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

The determination of whether an instrument is treated as debt or equity for United States federal income tax purposes is based on all relevant facts and circumstances. There is no clear statutory definition of debt and its characterization is governed by principles developed in case law, which analyzes numerous factors (with no one factor being dispositive) that are intended to identify the economic substance of the investor’s interest in the corporation. The opinion of our counsel that, although not free from doubt, the senior subordinated notes should be treated as debt for United States federal income tax purposes relies upon certain representations and determinations by us and upon an opinion to be rendered at the closing of the exchange offer by Duff & Phelps. The opinion of Duff & Phelps will include opinions substantially to the effect that:

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when taken together and considered as a whole, the term, interest rate, issue price, security and other material economic provisions of the senior subordinated notes are commercially reasonable and are substantially similar to those terms to which an unrelated third party lender, not owning equity in the Company and bargaining at arm’s length with the Company, would reasonably agree, where such lender would ordinarily be considered by knowledgeable corporate finance experts to be a lender in the corporate bond market or other market for corporate debt and not primarily an investor in equity; and

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after giving effect to the issuance of the senior subordinated notes, the ratio of (A) the sum of (i) the principal amount of the senior subordinated notes and (ii) the principal amount of all other indebtedness of the Company to (B) the fair market value of the equity of the Company is approximately 2.6 to 1.0, which is commercially reasonable under the circumstances and is reasonably comparable to the ratios of similarly situated corporate debt issuers.

The opinion of Duff & Phelps relies on, and assumes without independent investigation the accuracy of, the financial data and other information (including the facts described in this prospectus) provided by us and the descriptions of the securities set forth and incorporated by reference in this prospectus and the enforceability of the senior subordinated notes, guarantees and the indenture; is being provided for the purpose of assisting us and our counsel regarding certain United States federal income tax determinations and opinions referred to in this prospectus and may not be relied on by us or our counsel for any other purpose; and does not constitute a recommendation to invest in our securities or an expression of a viewpoint as to our business prospects or the fairness or merits of the exchange offer. Duff & Phelps is not providing any opinions as to any legal questions or tax matters. The opinions of Duff & Phelps as to commercial reasonableness and valuation of our securities are based on a comparison of our securities to other securities and transactions deemed comparable by Duff & Phelps and valuation methodologies deemed appropriate by it. For purposes of this opinion, Duff & Phelps neither reviewed our books and records nor made any physical inspection or independent evaluation or appraisal of our assets and liabilities. Any alteration or inaccuracy of the facts, data, information or assumptions on which the Duff & Phelps opinion relies could result in a material change in the determinations reached in such opinion. The Duff & Phelps opinion is rendered at, and will speak only as of, the closing of the exchange offer.

Our counsel’s opinion also relies on certain representations by us, including our representation that we expect and intend to make all interest and principal payments on the senior subordinated notes in accordance with their terms, without any deferral of interest. Our counsel’s opinion assumes that upon separation of the IDSs, one or more underwriters will make a market for the Senior Subordinated Notes and the Class A common stock in accordance with customary market practice for securities similar to the Senior Subordinated Notes and the Class A common stock, respectively.

In light of the representations, determinations, assumptions and opinions described or referred to above and their relevance to several of the factors analyzed in case law, and taking into account the facts and circumstances relating to the issuance of the senior subordinated notes, we (and our counsel) are of the view that, although not free from doubt, the senior subordinated notes should be treated as separate from the Class A common stock, and should be treated as debt for United States federal income tax purposes. However, there is no authority that directly addresses the tax treatment of securities with terms similar to the terms of the IDSs or offered under circumstances similar to the exchange offer (in other words, offered as a unit consisting of Class A common stock and senior subordinated notes). In addition, it should be noted that, while a holder of IDSs may separate the IDSs into the shares of Class A common stock and the senior subordinated notes represented thereby at any time at the holder’s election, and while there are specific circumstances in which a holder of IDSs may find it economically advantageous to separate the IDSs into Class A common stock and senior subordinate notes, no holder of any previously issued IDSs has separated an IDS. Furthermore, we do not intend to list the senior subordinated notes represented by the IDSs on any exchange or quotation system. Our Class A common stock is currently not listed for separate trading on the NASDAQ Global Market or any other exchange or quotation system other than the Toronto Stock Exchange (on which an active trading market for our Class A common stock has not developed).  We do not intend to apply to list our Class A common stock for separate trading on the NASDAQ Global Market or any other market or exchange until the number of separately held shares is sufficient to satisfy requirements for separate trading for at least 30 days.  Consequently, although we are not aware of any reason why a holder would be economically compelled not to separate the IDSs and although there are specific circumstances in which a holder of an IDS may find it economically advantageous to separate the IDSs into Class A common stock and senior subordinated notes, there will likely be a more liquid market for IDSs for any period in which the IDSs are (and the Class A common stock and senior subordinated notes are not) listed and posted for trading on a securities exchange. In light of the absence of direct authority and the particular facts and circumstances, neither we nor our counsel can conclude with certainty that the senior subordinated notes will be treated as separate from the Class A common stock or that the senior subordinated notes will be treated as debt for United States federal income tax purposes.

If the senior subordinated notes were treated as equity rather than debt for United States federal income tax purposes, then the stated interest on the senior subordinated notes would generally be treated as a dividend to the extent paid out of current or accumulated earnings and profits as determined for United States federal income tax purposes, but those dividends likely would not qualify for the special 15% tax rate described above, and interest on the senior subordinated notes would not be deductible by us for United States federal income tax purposes. Our inability to deduct interest on the senior subordinated notes could materially increase our taxable income and, thus, our United States federal income tax liability. This would reduce our after-tax cash flow, thereby adversely affecting our ability to make payments on the senior subordinated notes and the Class A common stock. In addition, repayment of the senior subordinated notes, by early redemption or otherwise, would be treated as a redemption of equity, which could be treated as a dividend to the redeeming holders pursuant to applicable United States federal income tax rules, depending on each holder’s particular facts and circumstances.

In addition, the IRS may challenge the determination that the interest rate on the senior subordinated notes represents an arm’s length rate and, if successful, any excess amount over arm’s length could be recharacterized as a non-deductible payment (such as a dividend) instead of an interest payment for United States federal income tax purposes, which could materially increase our taxable income and, thus, our United States federal income tax liability. If the interest rate were determined to be less than the arm’s length rate, the senior subordinated notes could be treated as issued with original issue discount, which you would be required to include in income over the term of the senior subordinated notes prior to the receipt of cash. Except where stated otherwise, the discussion of the consequences to U.S. Holders described below assumes the senior subordinated notes will be respected as debt that pays interest at an arm’s length rate.

Amortizable Bond Premium.  It is anticipated that the senior subordinated note component of the IDS will be issued at par or at a premium to its stated principal amount. Thus, if the senior subordinated notes are issued at a premium, subject to special rules for early redemption dates as described below, holders will be treated as having acquired the senior subordinated note component of the IDS with “amortizable bond premium” in the amount of the excess paid over the stated principal amount. A holder may elect to amortize the bond premium over the term of the senior subordinated note as a reduction in the amount required to be included in such holder’s gross income each year with respect to interest on the senior subordinated note (provided that the amount of amortizable bond premium will be calculated based on the amount payable at the applicable redemption date if the use of such redemption date in lieu of the stated maturity date results in a smaller amortizable premium for the period ending on the redemption date). Any election to amortize bond premium will apply to all taxable debt obligations which you hold at the beginning of the first taxable year to which the election applies or which you acquire thereafter and is irrevocable without the consent of the IRS. The issuance of senior subordinated notes at a premium effectively requires us to reduce our tax deduction for interest payments by the amount of that premium over the term of the senior subordinated notes, which increases our tax liability and reduces our cash available for interest and dividend payments.

The rules governing amortizable bond premium are complex.  You should consult your own tax advisors concerning the application of these rules.

Stated Interest; Deferral of Interest.  Although there is no authority that directly describes when a contingency such as the interest deferral option described in “Summary—Summary of the Senior Subordinated Notes—Interest deferral” should be considered “remote,” based on our financial forecast, we believe, but have not received an opinion of counsel, that the likelihood that we will defer interest payments on the senior subordinated notes is remote, within the meaning of applicable Treasury regulations. Under those Treasury regulations, a “remote” contingency that stated interest will not be timely paid is ignored in determining whether a debt instrument is issued with OID. Accordingly, stated interest on the senior subordinated notes should generally be included in the gross income of a holder as ordinary interest income at the time accrued or received, in accordance with such holder’s method of accounting for United States federal income tax purposes. We have assumed for purposes of this discussion that the likelihood of deferral of interest payments will be treated as remote for United States federal income tax purposes and that we will not defer interest payments. However, if, contrary to our expectations, we were to defer payments of interest on the senior subordinated notes, you would be subject to the special OID rules and would be required to include amounts in income before the receipt of cash payments. If deferral of any payment of interest were determined not to be “remote,” then the senior subordinated notes would be treated as issued with OID at the time of issuance. In such case, all stated interest on the senior subordinated notes would be treated as OID, with the consequence that all holders would be required to include the yield on the senior subordinated notes in income as it accrued on a constant yield basis, possibly in advance of their receipt of the associated cash and regardless of their method of tax accounting. In addition, gain recognized on a disposition of the senior subordinated notes so treated would be taxable as interest income and any loss as ordinary loss to the extent of previous interest inclusion.

Sale, Exchange or Retirement of Senior Subordinated Notes.  Assuming that an IDS is treated as a unit consisting of one share of Class A common stock and a senior subordinated note for United States federal income tax purposes, upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged, retired or disposed of the share of Class A common stock and senior subordinated note underlying the IDS. Upon the sale, exchange, retirement or other disposition of a senior subordinated note, you will recognize gain or loss equal to the difference between the portion of the proceeds allocable to, or received for, your senior subordinated note (less an amount equal to any accrued and unpaid interest which will be treated as a payment of interest for United States federal income tax purposes) and your adjusted tax basis in the senior subordinated note. As described above under “—Exchange of Class B common stock for IDSs—Distribution of Senior Subordinated Notes” and “—IDSs—Determination of Fair Market Value of Class A Common Stock and Senior Subordinated Notes,” your tax basis in a senior subordinated note generally will be the portion of the fair market value of your IDS allocable to the senior subordinated note, less any principal payments thereon and increased by any OID (if any) previously included in your income. Any such gain or loss should be capital gain or loss, and will be long-term capital gain or loss if you have held the IDS and senior subordinated note for more than one year.  Holders that are individuals, trusts or estates are taxed at a rate of 15% on long-term capital gain for taxable years beginning on or before December 31, 2010. Under current law, long-term capital gain will be taxed at a maximum rate of 20% for tax years beginning on or after January 1, 2011.  There are currently no preferential tax rates for long-term capital gain of a corporation.  The deductibility of capital losses is subject to limitations.

Additional Issuances.  Subsequently issued senior subordinated notes may be issued with more than a de minimis amount of OID if they are issued at a discount to their face value. The United States federal income tax consequences to you of the subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) upon a subsequent offering by us of IDSs or senior subordinated notes are unclear and, accordingly, our counsel is unable to opine on those consequences. The indenture governing the senior subordinated notes provides that, in the event there is a subsequent issuance of senior subordinated notes with a new CUSIP number (which will occur in connection with an issuance of senior subordinated notes with OID and any issuance of senior subordinated notes thereafter) having terms that are otherwise identical (other than issuance date) in all material respects to the senior subordinated notes underlying the IDSs, each holder of senior subordinated notes or IDSs, as the case may be, agrees that a portion of such holder’s senior subordinated notes will be exchanged for a portion of the senior subordinated notes acquired by the holders of such subsequently issued senior subordinated notes. Consequently, immediately following such subsequent issuance, each holder of subsequently issued senior subordinated notes, held either as part of IDSs or separately, and each holder of existing senior subordinated notes, held either as part of IDSs or separately, will own an inseparable unit composed of a proportionate percentage of both the old senior subordinated notes and the newly issued senior subordinated notes. The automatic exchange has been structured in this manner to promote and increase the fungibility and liquidity of our senior subordinated notes and IDSs upon the occurrence of any such subsequent issuances.

The aggregate stated principal amount of senior subordinated notes owned by each holder will not change as a result of such subsequent issuance and exchange. Whether the receipt of subsequently issued senior subordinated notes in exchange for previously issued senior subordinated notes in this automatic exchange constitutes a taxable exchange for United States federal income tax purposes depends on whether the subsequently issued senior subordinated notes are viewed as differing materially from the senior subordinated notes exchanged. Due to a lack of applicable guidance, it is unclear whether the subsequently issued senior subordinated notes would be viewed as differing materially from the previously issued senior subordinated notes for this purpose. Consequently, it is unclear whether an exchange of senior subordinated notes for subsequently issued senior subordinated notes results in a taxable exchange for United States federal income tax purposes, and it is possible that the IRS might successfully assert that such an exchange should be treated as a taxable exchange.

If the IRS successfully asserted that an automatic exchange following a subsequent issuance is a taxable exchange, an exchanging holder would generally recognize gain or loss in an amount equal to the difference between the fair market value of the subsequently issued senior subordinated notes received and such holder’s adjusted tax basis in the senior subordinated notes exchanged. See “—Sale, Exchange or Retirement of Senior Subordinated Notes.” It is also possible that the IRS might successfully assert that any such loss should be disallowed under the wash sale rules, in which case the holder’s tax basis in the subsequently issued senior subordinated notes would be increased to reflect the amount of the disallowed loss. In the case of a taxable exchange, a holder’s initial tax basis in the subsequently issued senior subordinated notes received in the exchange would be the fair market value of such senior subordinated notes on the date of exchange (adjusted to reflect any disallowed loss) and a holder’s holding period in such senior subordinated notes would begin on the day after such exchange.

Regardless of whether a subsequent issuance of senior subordinated notes with OID results in a taxable exchange, such issuance may increase the amount of OID, if any, that you are required to accrue with respect to the senior subordinated notes. Following any subsequent issuance of senior subordinated notes with OID (or any issuance of senior subordinated notes thereafter) and resulting exchange we (and our agents) will report any OID on any subsequently issued senior subordinated notes ratably among all holders of senior subordinated notes and IDSs, and each holder of senior subordinated notes and IDSs will, by purchasing senior subordinated notes or IDSs, as the case may be, agree to report OID in a manner consistent with this approach. Consequently, holders that acquire senior subordinated notes in the exchange offer may be required to report OID as a result of a subsequent issuance (even though, pursuant to the exchange offer, they acquired senior subordinated notes having no OID). This will generally result in such holders reporting more interest income over the term of the senior subordinated notes than they would have reported had no such subsequent issuance occurred, and any such additional interest income will be reflected as an increase in the tax basis of the senior subordinated notes, which will generally result in a capital loss (or reduced capital gain) upon a sale, exchange or retirement of the senior subordinated notes. However, the IRS may assert that any OID should be reported only to the persons that initially acquired such subsequently issued senior subordinated notes (and their transferees). In such case, the IRS might further assert that, unless a holder can establish that it is not such a person (or a transferee thereof), all of the senior subordinated notes held by such holder have OID. Any of these assertions by the IRS could create significant uncertainties in the pricing of IDSs and senior subordinated notes and could adversely affect the market for IDSs and senior subordinated notes. You would be required to include any OID in income as ordinary income as it accrues, in advance of the receipt of cash attributable to such income.

The Code generally requires that the payor of interest and OID report to its payees and the IRS the amounts of interest and OID includable in income with respect to such payees, unless an exception to reporting applies. If the senior subordinated notes are determined as a result of a redetermination of the fair market value of the senior subordinated notes at issuance or otherwise to be issued with OID and there is a subsequent issuance of senior subordinated notes, or if any subsequent issuance of senior subordinated notes, issued as part of IDSs or separately, are issued with OID, and, in either case, no exception to reporting applies, we may not properly be able to report the amount of OID to the proper payee because all of the senior subordinated notes are being issued and will be traded under the same CUSIP number and will be held in book-entry form in the name of DTC or its nominee. As a result, the identity of the holders of the senior subordinated notes issued with OID may not be known, and hence we may not properly be able to report OID to the IRS and to the proper payees.

In such circumstances, we may choose to report such OID to all holders of senior subordinated notes regardless of when such holders acquired the senior subordinated notes, unless an exception to reporting applies. We believe that such reporting may satisfy the OID reporting requirements and hence reduce or eliminate any exposure to penalties we could be subject to for not properly reporting.

As a result, a holder subject to OID reporting may be required to report OID even though such holder purchased senior subordinated notes having no OID unless such holder can establish to the IRS that its senior subordinated notes do not have OID. The IRS might assert that, unless a holder can establish that it is not holding senior subordinated notes with OID, all senior subordinated notes held by such holder will have OID. You should consult your own tax advisor to determine the particular United States federal income tax consequences of OID, including the proper reporting of OID in these circumstances and the applicability and effect of state and local tax laws.

The penalties potentially applicable to us for failure properly to file and report such OID amounts to the IRS are generally capped at $250,000 for all such failures during any calendar year. However, if such failure were due to intentional disregard of the filing requirement, the penalty would be the greater of $100 for each return with respect to which a failure occurs or 10% of the aggregate amount of items required to be reported correctly. The penalties potentially applicable to us for failure properly to furnish and report such OID amounts to holders with respect to OID on the senior subordinated notes are generally capped at $100,000 for all such failures during any calendar year. However, if such failure were due to intentional disregard of the filing requirement, the penalty would be the greater of $100 for each return with respect to which a failure occurs or 10% of the aggregate amount of items required to be reported correctly. A failure is due to intentional disregard if it is a knowing or willful failure to file timely or to include the correct information, which determination is made based on all the facts and circumstances of the particular case. A failure by us to properly report OID in the case of the IDSs and senior subordinated notes may be treated as due to intentional disregard, and therefore could result in substantial penalties.

It is possible that senior subordinated notes we issue in a subsequent issuance will be issued at a discount to their face value and, accordingly, may have “significant OID” and thus be classified as “applicable high yield discount obligations.” If any such senior subordinated notes were so classified, a portion of the OID on such senior subordinated notes could be nondeductible by us and the remainder would be deductible only when paid. This treatment would have the effect of increasing our taxable income and may adversely affect our cash flow available for interest payments and distributions to our equityholders.

Due to the complexity and uncertainty surrounding the United States federal income tax treatment of subsequent issuances and exchanges of senior subordinated notes, we urge you to consult your own tax advisor regarding the applicable tax consequences to you in light of your particular circumstances.

Class A common stock

Dividends.  The gross amount of dividends paid to you will be treated as dividend income to you to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Such income will be includible in your gross income as ordinary income.

Distributions to you in excess of our current and accumulated earnings and profits will be treated first as a return of capital that reduces your tax basis in the shares of Class A common stock, and after such tax basis is reduced to zero, as gain from the sale or exchange of shares of Class A common stock. For tax years beginning on or before December 31, 2010, dividends will generally be taxed to individuals, trusts and estates at the rates applicable to long-term capital gains, provided that certain minimum holding period and other requirements are satisfied. After December 31, 2010, dividends will be taxed at the same rate as ordinary income.  Dividends received by corporate holders may be eligible for a dividends received deduction, subject to applicable limitations.  If you are a corporate holder we urge you to consult your own tax advisor regarding the extent, if any, to which you may be able to claim a dividends received deduction with respect to any distribution made on the Class A common stock.

Sale or Exchange of Class A Common Stock.  Assuming that an IDS is treated as a unit consisting of one shares of Class A common stock and a senior subordinated note, upon the sale, exchange, retirement or other disposition of an IDS, you will be treated as having sold, exchanged or disposed of the shares of Class A common stock and senior subordinated notes underlying the IDS. Upon the sale, exchange or other disposition of shares of Class A common stock, you will recognize capital gain or loss in an amount equal to the difference between the portion of the proceeds received for the IDS that is allocable to your shares of Class A common stock and your adjusted tax basis in the shares of Class A common stock. As described above under “—Exchange of Class B common stock for IDSs—Exchange of Class B Common Stock for Class A Common Stock,” it is likely that your adjusted tax basis in the shares of Class A common stock generally will be the same as your tax basis in the Class B common stock surrendered in exchange for the Class A common stock, less any distributions in connection with or subsequent to the exchange that reduce such basis, including any adjustment with respect to the tax basis of the Class A common stock resulting from the distribution of senior subordinated notes. However, your tax basis in the Class A common stock could differ materially if the exchange is treated not as a recapitalization exchange plus a distribution of senior subordinated notes taxable under Section 301 of the Code, but rather as either a recapitalization plus a distribution of taxable boot under Section 356 of the Code or a transaction that is wholly tax-free, as described above under “—Exchange of Class B common stock for IDSs.” As discussed above, capital gains of individuals, trusts and estates derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply with respect to the distributions of the senior subordinated notes in the exchange, and to payments of principal, interest, including OID, and dividends on senior subordinated notes and Class A common stock and to the proceeds of sale of IDSs, senior subordinated notes and Class A common stock paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. In the event that a holder fails to provide the required certification, we may, in our discretion and in order to comply with applicable law, withhold IDSs otherwise issuable pursuant to the exchange offer or amounts payable with respect to the IDSs.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

LEGAL MATTERS

The validity of the IDSs offered hereby, and the shares of our Class A common stock and 13% senior subordinated notes due 2019 represented thereby and the related subsidiary guarantees of the 13% senior subordinated notes due 2019, will be passed upon for us by Dorsey & Whitney LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009), incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Duff & Phelps, LLC, in a consent filed with the registration statement, of which this prospectus is a part, has consented to the references in the section of this prospectus entitled “Material United States Federal Income Tax Considerations—IDSs—Senior Subordinated Notes—Characterization of Notes” to it and its opinions relating to the terms of our senior subordinated notes and our capitalization referenced in such paragraphs rendered to us and our counsel. Such opinions are for the purpose of assisting us and our counsel with respect to certain matters related to certain United States federal income tax determinations and opinions referred to in this prospectus and are referred to based on the reputation and experience of said firm in financial advisory matters.